                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2004


                            DEUTSCHE BANK CORPORATION
                 (Translation of Registrant's Name Into English)

                        DEUTSCHE BANK AKTIENGESELLSCHAFT
                                 TAUNUSANLAGE 12
                             60325 FRANKFURT AM MAIN
                                     GERMANY
                    (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F X        Form 40-F
                                   ---                 ---

            Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes               No X
                                  ---              ---

      This Report on Form 6-K contains a Press Release, dated February 5, 2004, of Deutsche Bank AG announcing its results for the quarter and year ended December 31, 2003, and the accompanying Financial Data Supplement.

FORWARD-LOOKING STATEMENTS CONTAIN RISKS

      This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

      By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our restructuring including the envisaged reduction in headcount, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 13 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        Deutsche Bank Aktiengesellschaft


Date:    February 5, 2004
                                        By:    /s/ Krekeler
                                            --------------------------
                                        Name:  Hans-Dirk Krekeler
                                        Title: General Counsel to the
                                               Board of Managing Directors


                                        By:    /s/ Anthony Di Iorio
                                            ----------------------------
                                        Name:  Anthony Di Iorio
                                        Title: Group Controller

                                       (DEUTSCHE BANK LOGO)

                                       Investor Relations
                                       Tel.: +49-69-910-35395 (Frankfurt office)
                                       Tel.: +1-212-469-7125 (New York office)
                                       Fax: +49-69-910-38591
                                       E-mail: db.ir@db.com

                                       Frankfurt, 5 February 2004



INVESTOR RELATIONS RELEASE

DEUTSCHE BANK REPORTS 2003 PRE-TAX PROFIT OF EURO 2.8 BILLION

4Q2003 PRE-TAX PROFIT OF EURO 676 MILLION VERSUS EURO 237 MILLION IN 4Q2002

PROPOSED DIVIDEND INCREASE OF 15 PER CENT TO EURO 1.50 PER SHARE


- Net income of Euro 1.4 billion in 2003 versus Euro 0.4 billion in 2002; basic earnings per share up 281 per cent to Euro 2.44

-  Underlying pre-tax profit in 2003 of Euro 3.6 billion, up 163 per cent

- Underlying revenues of Euro 21.9 billion, down four per cent - up nine per cent when adjusted for FX effects and the first time impact of consolidations and deconsolidations

-  Operating cost base down 11 per cent to Euro 17.3 billion

- Substantial improvement in credit quality during 2003 - problem loans reduced by 39 per cent; provisions for credit losses down 50 per cent

- Risk-weighted assets down nine per cent and Tier 1 capital ratio increased to 10 per cent


Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) today released its results for the fourth quarter and full year 2003. The bank reported income before income tax of Euro 2.8 billion for 2003 compared to Euro 3.5 billion for 2002. Income before tax for 4Q2003 was Euro 676 million compared to Euro 237 million in 4Q2002.

Net income for 2003 more than tripled to Euro 1.4 billion compared with Euro 0.4 billion in 2002. The income tax expense was Euro 1.3 billion (2002: Euro 0.4 billion), excluding the reversal of 1999/2000 credits for tax rate changes. The increase in net income translates to a jump in earnings per share of 281 per cent to Euro 2.44.

The income before income taxes in 2003 masks a significant improvement in underlying pre-tax profit (see reconciliation table). In 2002, reported pre-tax profit of Euro 3.5 billion was boosted by non-underlying net gains of Euro 2.2 billion (gains on the sale of industrial holdings and businesses, net of charges for non-core assets). Reported pre-tax profit of Euro 2.8 billion in 2003 included net charges of Euro 800 million from non-underlying items. Underlying pre-tax profit for 2003 was Euro 3.6 billion, up 163 per cent from 2002. Underlying pre-tax profit for 4Q2003 was Euro 662 million, up from Euro 147 million in 4Q2002.

Josef Ackermann, Chairman of the Group Executive Committee, said, "These results demonstrate the continuing success of our transformation strategy. Deutsche Bank has reached new levels of operating strength; in terms of profitability, capital strength, and significantly lower risk. In a very challenging economic environment, we maintained the momentum of our business and cost reductions and made very strong progress in de-risking the bank.

Our recommended dividend increase of 15 per cent to Euro 1.50 per share reflects our confidence that we will continue to meet aggressive growth targets in the next phase of our strategic agenda."

Underlying revenues in 2003 were Euro 21.9 billion, nominally down four per cent compared to 2002 (Euro 22.8 billion). These figures partially reflect the strengthening of the euro, which impacts Deutsche Bank's substantial dollar-based revenues, and the non-recurrence of revenues from businesses sold over the past year. Adjusted for these two effects, which amounted to Euro 2.7 billion, Deutsche Bank's underlying revenues in 2003, on a like-for-like basis, were nine per cent higher than in 2002.

The operating cost base in 2003 was Euro 17.3 billion, down Euro 2.2 billion, or 11 per cent, compared to 2002 (Euro 19.4 billion). In 2003, the bank benefited from its disciplined and ongoing cost containment programme, as well as from a decline in dollar-based costs and the deconsolidation of businesses. The underlying cost/income ratio declined from 85 per cent in 2002 to 79 per cent in 2003. The operating cost base, excluding severance payments of Euro 0.7 billion, was Euro 16.6 billion in 2003.

Loans were Euro 148 billion at the end of 2003, down Euro 23 billion, or 14 per cent, compared to 2002 (Euro 172 billion). Problem loans were reduced by nearly 40 per cent to Euro 6.6 billion, from Euro 10.8 billion in 2002. This reflects strict loan exposure management policies and effective workout procedures. Nevertheless, Deutsche Bank has been sensitive to the needs of clients in Germany, faced by weak economic conditions. Within our loan portfolio, German loans now account for 57 per cent of the total compared to 43 per cent in 2001.

Provisions for credit losses (including off balance sheet exposures) were Euro
1.1 billion in 2003 - a reduction of Euro 1 billion, or 50 per cent, from 2002 (Euro 2.1 billion). This reflects improvements in the quality of the loan book and a more favourable economic environment.

Deutsche Bank's BIS core capital ratio rose to 10.0 per cent at the end of 2003
- back to its strongest ever level and 40 basis points higher than at the end of 2002 (9.6 per cent). The bank's capital ratio is strong and comfortably above our target range of 8-9 per cent. This was achieved despite the impact of our share buyback programme, and changes in accounting treatment which negatively affected our Tier 1 capital. Deutsche Bank completed its first buyback programme of 62 million shares, or 10 per cent of total shares on issue, and has already bought back 17 million out of a permitted total of 58 million shares in the second buyback programme.

Risk-weighted assets were Euro 216 billion at the end of 2003 - down by nine per cent in 2002, and down by nearly 30 per cent since 2001.

"Our transformation strategy provides a solid foundation for continued growth. We have set aggressive but realistic targets for phase two of our management agenda, and the strong competitive platform, combined with good revenue momentum, makes us confident we can achieve our goal of 25 per cent pre-tax return on equity," said Ackermann.

The focus of the bank's strategic initiatives is on boosting revenues. For example, the bank's Corporate and Investment Bank division will continue to invest in high margin businesses and develop specific industry groups in the US. The bank's Private and Business Clients unit will increase customer penetration by improving cross-selling ratios. Private Wealth Management has selectively hired senior relationship managers and upgraded its product mix.

"The year 2004 has started very well, and we are confident that, if the world's economies and financial markets continue to develop positively, our growth objectives are achievable," Ackermann said.

RECONCILIATION OF PRE-TAX PROFIT

In Euro million                          4Q2003       3Q2003       4Q2002         2003         2002
====================================================================================================
REPORTED INCOME BEFORE INCOME TAXES         676          755          237        2,756        3,549
----------------------------------------------------------------------------------------------------
Net gains/losses on securities             (130)         (33)        (533)         184       (3,659)
available for sale/industrial
holdings incl. hedging
----------------------------------------------------------------------------------------------------
Significant equity pick ups/net              16           38          366          938        1,197
gains/losses from
Investments(1)
----------------------------------------------------------------------------------------------------
Other revenues: net gains/losses             (6)         (34)          37         (494)        (571)
from businesses sold/held for sale
----------------------------------------------------------------------------------------------------
Net gains / losses on the sale of           107           --           --          107           --
premises
----------------------------------------------------------------------------------------------------
Restructuring activities                     --           --          (22)         (29)         583
----------------------------------------------------------------------------------------------------
Goodwill impairment                          --           --           62          114           62
----------------------------------------------------------------------------------------------------
Change in measurement of other               --           --           --           --          200
inherent loss allowance
====================================================================================================
UNDERLYING PRE-TAX PROFIT                   662          726          147        3,575        1,360
====================================================================================================

(1) Includes net gains/losses from significant equity method investments and other significant investments.

    Numbers may not add up due to rounding



SEGMENTAL RESULTS AND HIGHLIGHTS

The CORPORATE AND INVESTMENT BANK (CIB) recorded income before income taxes of Euro 3.5 billion in 2003 compared with Euro 0.8 billion in 2002. This improvement was driven by a reduction in non-interest expenses and lower provision for credit losses.

Revenues from sales and trading equity and debt products were Euro 9.2 billion in 2003, up 14 per cent (or 27 per cent when adjusted for FX effects) versus 2002. Measured by revenues, Deutsche Bank is the global leader in securities sales and trading, despite its value at risk being one of the lowest in the industry.

Sales and trading revenues from equities and related products climbed to Euro
3.1 billion, up 25 per cent (or 38 per cent when adjusted for FX effects) compared to 2002, reflecting increased market activity and improved market sentiment. Sales and trading revenues from all debt and related products were Euro 6.1 billion in 2003, up 9 per cent (or 22 per cent when adjusted for FX effects) versus 2002.

Global Markets maintained its leadership position in structured businesses such as interest rate and credit derivatives, and securitisations. It also is fast becoming a top-tier player in the US bond market, complimenting its leadership in Europe.

Global Equities' high margin businesses had an outstanding year - the convertible bond business had its best year ever and Equity Derivatives continued its strong performance. Its cash business maintained the number one position in terms of market share in Europe.

Global Corporate Finance showed improved performance in Equity Origination and Debt Origination, and its debt trading business had a record year. Equity Capital Markets and Debt Finance continue as clear leaders in Europe while the Mergers and Acquisition business maintained its first place ranking in Germany.

Following the sale of its Global Securities Services business in the first quarter, Global Transaction Banking continued to strengthen its franchise in an aggressively consolidating industry, cementing its leadership in Cash Management, Trade Finance and Trust & Securities Services.

PRIVATE CLIENTS AND ASSET MANAGEMENT (PCAM) reported income before income taxes of Euro 1.2 billion (2002: Euro 1.2 billion). Underlying pre-tax profit, excluding gains from the disposal of businesses and restructuring activities, was Euro 1.1 billion in 2003 compared to Euro 0.9 billion in 2002. The 2003 figures included material severance payments. However, excluding such charges in both years, underlying pre-tax profit increased 40 per cent to Euro 1.5 billion (2002: Euro 1.1 billion). With stable underlying revenues of Euro 8.2 billion, PCAM has established itself as a leading business in its fields of activity.

Within PCAM, the pre-tax profit of Asset and Wealth Management has increased to Euro 0.7 billion (2002: euro 0.4 billion). This reflects the success of the Scudder and RREEF acquisitions, the continued success of DWS, and progress in improving the Private Wealth Management platform.

Towards the end of the year, Asset Management closed the sale of a Euro 1.0 billion Global Real Estate Opportunity Fund, consolidating PCAM's position as the world's largest third-party real estate management company, and continuing Deutsche Bank's transition from an investor in real estate to an asset manager. The fund's owners include leading institutional investors and private client investors.

Private and Business Clients reported income before income taxes of Euro 0.5 billion (2002: Euro 0.8 billion). Underlying pre-tax profit before severance was Euro 0.8 billion (2002: Euro 0.6 billion, excluding the gain from the disposal of the bank's insurance activities and excluding restructuring activities). This development demonstrates the steady progress in increasing the profitability of this business. PBC created a leaner more efficient network and made steady progress towards its goal of achieving Euro 1.0 billion pre-tax profit per year.

CORPORATE INVESTMENTS (CI) continued the bank's strategy of reducing exposure to all alternative assets classes. Towards the end of the year, Corporate Investment's private equity and real estate assets were reduced from Euro 4.1 billion to Euro 2.9 billion, with the largest reduction coming from the sale of many bank-owned and occupied buildings in Europe.

NOTES

Underlying pre-tax profit: Management uses underlying pre-tax profit and related measures to assess the performance of the Group and its businesses because they provide a more useful indication of financial performance and period-to-period trends. Each of these measures is reconciled to reported results in the table above and in the attached Financial Data Supplement.

`Underlying revenues' is defined as reported revenues adjusted for the revenue items described in the table above, and reflects insurance revenues net of policyholder benefits and claims.

`Operating cost base' is defined as reported noninterest expenses adjusted for the expense items in the table above, for policyholder benefits and claims (which are reclassified to `underlying revenues'), and for provisions for off-balance sheet credit loses.

Foreign currency translation adjustments: Foreign currency adjustments were calculated by applying 2003 average currency translation rates to the 2002 non-Euro currency base amounts, and comparing that number to the actual 2003 Euro result.

--------------------------------------------------------------------------------
These figures are preliminary and unaudited. The Annual Report 2003 and Form 20-F will be published on 25 March 2004.
--------------------------------------------------------------------------------

APPENDIX

Financial Data Supplement

An Analyst Meeting to discuss the financial results 2003 with Josef Ackermann, Chairman of the Group Executive Committee and Clemens Borsig, CFO, will take place in Frankfurt today, commencing at 2.00 p.m. CET.

The Analyst Meeting will be transmitted (listen only) through the following channels:

PHONE:                   Germany:          + 49-69 58 999 0509
                         U.K.:             + 44-207 1620 179
                         USA:              +  1-334 4204 950

PASSWORD:                Deutsche Bank / Analyst Meeting

WEBCAST (VIDEO):         www.deutsche-bank.com/ir
                         under "IR Newsboard / Video & Audio"
                         - live and replay -

SLIDES:                  www.deutsche-bank.com/ir
                         under "IR Newsboard / Presentations"
                         (available from 10.00 a.m. CET)

PHONE REPLAY:            Germany:  + 49-69 58 999 0532  Access code: 394982
                         U.K.:     + 44-208 2884 459    Access code: 394982
                         USA:      +  1-334 3236 222    Access code: 394982

REPLAY AVAILABILITY:     from approximately one hour after end of the conference
                         until Sunday, 15 February 2004, 12.00 p.m. CET

This Investor Relations contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this Investor Relations that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 27, 2003 on pages 9 through 13 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

4Q2003                                                      (DEUTSCHE BANK LOGO)
FINANCIAL DATA SUPPLEMENT


DEUTSCHE BANK CONSOLIDATED                                                 Page

Financial Summary                                                             2

Consolidated Statement of Income                                              3

Reconciliation of Reported and Underlying Results                             4

Net Revenues                                                                  5

Net Interest and Trading Revenues                                             6
--------------------------------------------------------------------------------

SEGMENT DETAIL

Corporate and Investment Bank:                                                7

   Corporate Banking & Securities                                             8
   Global Transaction Banking                                                 9

Private Clients and Asset Management                                         10

   Asset and Wealth Management                                               11
   Private & Business Clients                                                12

Corporate Investments                                                        13
--------------------------------------------------------------------------------

RISK AND CAPITAL

Credit Risk                                                                  14

Regulatory Capital and Market Risk                                           15
--------------------------------------------------------------------------------

RECONCILIATION OF GROUP REPORTED AND UNDERLYING RATIOS                       16

DEFINITIONS OF CERTAIN FINANCIAL MEASURES                                    17

FINANCIAL SUMMARY                                           (DEUTSCHE BANK LOGO)

                                                          1Q        2Q         3Q       4Q           1Q        2Q        3Q
                                                         2002      2002       2002     2002         2003      2003      2003
                                                        --------  --------  ---------  ---------  ---------  --------  --------
Share price high                                        E 82.65   E 78.30   E 73.00    E 52.24    E 47.70    E 59.18   E 59.25
Share price low                                         E 62.42   E 66.15   E 46.05    E 37.53    E 33.50    E 38.85   E 52.25
Share price(1)                                          E 73.94   E 70.40   E 46.05    E 43.90    E 38.50    E 56.48   E 52.25

Basic earnings per share                                 E 0.95    E 0.33   E (0.49)   E (0.18)   E (0.37)    E 0.97    E 1.08

Basic shares outstanding(2) (average), in m.                627       625       615        596        587        588       536

Return on average total shareholders' equity (RoE)         5.9%      2.0%      (3.3)%     (1.5)%     (2.9)%     7.7%      8.1%
Cost/income ratio(3)                                      79.6%     65.5%     89.5%      86.7%      87.7%      75.8%     82.0%

Total revenues, in EUR m.                                 7,547     8,137     5,464      5,399      4,994      5,905     5,161
Provision for loan losses(4), in EUR m.                    (270)     (588)     (753)      (480)      (380)      (340)     (174)
Total noninterest expenses, in EUR m.                    (6,007)   (5,326)   (4,892)    (4,682)    (4,380)    (4,474)   (4,232)

Income (loss) before income tax (expense) benefit
and cumulative effect of accounting changes, in EUR m.    1,270     2,223      (181)       237        234      1,091       755

Net income (loss), in EUR m.                                597       204      (299)      (105)      (219)       572       576

Total assets(1), in EUR bn.                               950.5     899.1     831.4      758.4      802.3      851.3     864.3
Loans, net(1), in EUR bn.                                 257.7     247.7     187.4      167.3      167.5      161.0     162.1
Shareholders' equity(1), in EUR bn.                        41.9      37.9      32.1       30.0       29.4       29.9      27.4

BIS core capital ratio (Tier I)(1)                         8.9%      9.3%      8.9%       9.6%       9.6%      10.0%      9.5%

Branches(1)                                               2,086     2,000     1,804      1,711      1,634      1,634     1,627

Employees (full-time equivalent)(1)                      84,836    84,455    81,976     77,442     70,882     69,308    68,481
     thereof: Germany                                    40,541    37,451    36,110     33,807     31,838     31,107    30,608

Long-term rating(1)
     Moody's Investors Service, New York                    Aa3       Aa3       Aa3        Aa3        Aa3        Aa3       Aa3
     Standard & Poor's, New York                             AA       AA-       AA-        AA-        AA-        AA-       AA-
     Fitch Ratings, New York                                 AA       AA-       AA-        AA-        AA-        AA-       AA-

                                                           4Q     4Q 2003 VS.    FY        FY      FY 2003 VS.
                                                          2003      4Q 2002     2002      2003       FY 2002
                                                        --------  -----------  --------  --------  -----------
Share price high                                        E 66.04         26%    E 82.65   E 66.04       (20)%
Share price low                                         E 51.55         37%    E 37.53   E 33.50       (11)%
Share price(1)                                          E 65.70         50%    E 43.90   E 65.70        50%

Basic earnings per share                                 E 0.83        N/M      E 0.64    E 2.44       281%

Basic shares outstanding(2) (average), in m.                528       (11)%        616       559        (9)%

Return on average total shareholders' equity (RoE)         6.4%        N/M        1.1%      4.7%      3.6 ppt
Cost/income ratio(3)                                      82.8%     (3.9) ppt    78.8%     81.8%      3.0 ppt

Total revenues, in EUR m.                                 5,208        (4)%     26,547    21,268       (20)%
Provision for loan losses(4), in EUR m.                    (219)      (54)%     (2,091)   (1,113)      (47)%
Total noninterest expenses, in EUR m.                    (4,313)       (8)%    (20,907)  (17,399)      (17)%

Income (loss) before income tax (expense) benefit
and cumulative effect of accounting changes, in EUR m.      676       185%       3,549     2,756       (22)%

Net income (loss), in EUR m.                                436        N/M         397     1,365        N/M

Total assets(1), in EUR bn.                               803.6         6%       758.4     803.6         6%
Loans, net(1), in EUR bn.                                 144.9       (13)%      167.3     144.9       (13)%
Shareholders' equity(1), in EUR bn.                        28.2        (6)%       30.0      28.2        (6)%

BIS core capital ratio (Tier I)(1)                        10.0%      0.4 ppt      9.6%     10.0%      0.4 ppt

Branches(1)                                               1,576        (8)%      1,711     1,576        (8)%

Employees (full-time equivalent)(1)                      67,682       (13)%     77,442    67,682       (13)%
     thereof: Germany                                    29,857       (12)%     33,807    29,857       (12)%

Long-term rating(1)
     Moody's Investors Service, New York                    Aa3                    Aa3       Aa3
     Standard & Poor's, New York                            AA-                    AA-       AA-
     Fitch Ratings, New York                                AA-                    AA-       AA-

1 At period end.

2 Denominator for basic earnings per share.

3 Total noninterest expenses as a percentage of net interest revenues before provision for loan losses plus noninterest revenues.

4 Includes change in measurement of other inherent loss allowance.

Source for share price information: Bloomberg

CONSOLIDATED STATEMENT OF INCOME                            (DEUTSCHE BANK LOGO)
(In EUR m.)

                                                                                 1Q       2Q       3Q       4Q       1Q       2Q
                                                                                2002     2002     2002     2002     2003     2003
                                                                               -------  -------  -------  -------  -------  -------
NET INTEREST REVENUES                                                           1,725    2,334    1,711    1,416    1,306    1,672
Provision for loan losses                                                        (270)    (588)    (753)    (480)    (380)    (340)
                                                                               -------  -------  -------  -------  -------  -------
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES                           1,455    1,746      958      936      926    1,332
                                                                               -------  -------  -------  -------  -------  -------
     Commissions and fees from fiduciary activities                               842    1,073    1,047      964      830      772
     Commissions, broker's fees, markups on securities underwriting and other
     securities activities                                                      1,153    1,246      845    1,075      855      896
     Fees for other customer services                                             640      694      620      635      627      620
     Insurance premiums                                                           634       54       24       32       29       25
     Trading revenues, net                                                      1,399      974      904      747    1,784    1,529
     Net gains (losses) on securities available for sale                        1,038    1,912       36      537     (396)     202
     Net income (loss) from equity method investments                             (59)    (338)    (263)    (227)    (646)     (62)
     Other revenues                                                               175      188      540      220      605      251
                                                                               -------  -------  -------  -------  -------  -------
TOTAL NONINTEREST REVENUES                                                      5,822    5,803    3,753    3,983    3,688    4,233
                                                                               -------  -------  -------  -------  -------  -------
     Compensation and benefits                                                 (2,872)  (2,950)  (2,943)  (2,593)  (2,582)  (2,801)
     Net occupancy expense of premises                                           (326)    (329)    (311)    (325)    (366)    (296)
     Furniture and equipment                                                      (58)     (56)     (51)     (65)     (42)     (44)
     IT costs                                                                    (602)    (566)    (539)    (481)    (473)    (465)
     Agency and other professional service fees                                  (201)    (157)    (189)    (214)    (131)    (180)
     Communication and data services                                             (175)    (229)    (196)    (192)    (169)    (160)
     Policyholder benefits and claims                                            (654)     (49)     (26)     (30)     (28)     (37)
     Other expenses                                                              (779)    (725)    (637)    (742)    (477)    (518)
     Goodwill impairment                                                            0        0        0      (62)    (114)       0
     Restructuring activities                                                    (340)    (265)       0       22        2       27
                                                                               -------  -------  -------  -------  -------  -------
TOTAL NONINTEREST EXPENSES                                                     (6,007)  (5,326)  (4,892)  (4,682)  (4,380)  (4,474)
                                                                               -------  -------  -------  -------  -------  -------
INCOME (LOSS) BEFORE INCOME TAX (EXPENSE) BENEFIT AND CUMULATIVE EFFECT OF
ACCOUNTING CHANGES                                                              1,270    2,223     (181)     237      234    1,091
     Income tax (expense) benefit                                                  (6)    (150)      12     (228)    (423)    (503)
     Reversal of 1999/2000 credits for tax rate changes                          (704)  (1,869)    (130)    (114)     (30)     (16)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES, NET OF TAX          560      204     (299)    (105)    (219)     572

     Cumulative effect of accounting changes, net of tax                           37        0        0        0        0        0

NET INCOME (LOSS)                                                                 597      204     (299)    (105)    (219)     572

                                                                                  3Q      4Q     4Q 2003 VS.     FY        FY
                                                                                 2003    2003      4Q 2002      2002      2003
                                                                               -------  -------  -----------  --------  --------
NET INTEREST REVENUES                                                           1,612    1,257       (11)%      7,186     5,847
Provision for loan losses                                                        (174)    (219)      (54)%     (2,091)   (1,113)
                                                                               -------  -------               --------  --------
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES                           1,438    1,038        11 %      5,095     4,734
                                                                               -------  -------               --------  --------
     Commissions and fees from fiduciary activities                               801      870       (10)%      3,926     3,273
     Commissions, broker's fees, markups on securities underwriting and other
     securities activities                                                        921      892       (17)%      4,319     3,564
     Fees for other customer services                                             657      591        (7)%      2,589     2,495
     Insurance premiums                                                            29       29        (9)%        744       112
     Trading revenues, net                                                        940    1,197        60 %      4,024     5,450
     Net gains (losses) on securities available for sale                           69      145       (73)%      3,523        20
     Net income (loss) from equity method investments                             139      147        N/M        (887)     (422)
     Other revenues                                                                (7)      80       (64)%      1,123       929
                                                                               -------  -------               --------  --------
TOTAL NONINTEREST REVENUES                                                      3,549    3,951        (1)%     19,361    15,421
                                                                               -------  -------               --------  --------
     Compensation and benefits                                                 (2,584)  (2,528)       (3)%    (11,358)  (10,495)
     Net occupancy expense of premises                                           (286)    (303)       (7)%     (1,291)   (1,251)
     Furniture and equipment                                                      (48)     (59)       (9)%       (230)     (193)
     IT costs                                                                    (457)    (518)        8%      (2,188)   (1,913)
     Agency and other professional service fees                                  (180)    (233)        9%        (761)     (724)
     Communication and data services                                             (151)    (146)      (24)%       (792)     (626)
     Policyholder benefits and claims                                             (37)      (8)      (73)%       (759)     (110)
     Other expenses                                                              (489)    (518)      (30)%     (2,883)   (2,002)
     Goodwill impairment                                                            0        0       (100)%       (62)     (114)
     Restructuring activities                                                       0        0       (100)%      (583)       29
                                                                               -------  -------               --------  --------
TOTAL NONINTEREST EXPENSES                                                     (4,232)  (4,313)       (8)%    (20,907)  (17,399)
                                                                               -------  -------               --------  --------
INCOME (LOSS) BEFORE INCOME TAX (EXPENSE) BENEFIT AND CUMULATIVE EFFECT OF
ACCOUNTING CHANGES                                                                755      676       185%       3,549     2,756
     Income tax (expense) benefit                                                (252)    (149)      (35)%       (372)   (1,327)
     Reversal of 1999/2000 credits for tax rate changes                           (78)     (91)      (20)%     (2,817)     (215)

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES, NET OF TAX          425      436        N/M         360     1,214

     Cumulative effect of accounting changes, net of tax                          151        0        N/M          37       151

NET INCOME (LOSS)                                                                 576      436        N/M         397     1,365

                                                                                 FY 2003 VS.
                                                                                   FY 2002
                                                                                 -----------
NET INTEREST REVENUES                                                               (19)%
Provision for loan losses                                                           (47)%

NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES                                (7)%

     Commissions and fees from fiduciary activities                                 (17)%
     Commissions, broker's fees, markups on securities underwriting and other
     securities activities                                                          (17)%
     Fees for other customer services                                                (4)%
     Insurance premiums                                                             (85)%
     Trading revenues, net                                                           35 %
     Net gains (losses) on securities available for sale                            (99)%
     Net income (loss) from equity method investments                               (52)%
     Other revenues                                                                 (17)%

TOTAL NONINTEREST REVENUES                                                          (20)%

     Compensation and benefits                                                       (8)%
     Net occupancy expense of premises                                               (3)%
     Furniture and equipment                                                        (16)%
     IT costs                                                                       (13)%
     Agency and other professional service fees                                      (5)%
     Communication and data services                                                (21)%
     Policyholder benefits and claims                                               (86)%
     Other expenses                                                                 (31)%
     Goodwill impairment                                                             84%
     Restructuring activities                                                        N/M

TOTAL NONINTEREST EXPENSES                                                          (17)%

INCOME (LOSS) BEFORE INCOME TAX (EXPENSE) BENEFIT AND CUMULATIVE EFFECT OF
ACCOUNTING CHANGES                                                                  (22)%
     Income tax (expense) benefit                                                    N/M
     Reversal of 1999/2000 credits for tax rate changes                             (92)%

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES, NET OF TAX             N/M

     Cumulative effect of accounting changes, net of tax                             N/M

NET INCOME (LOSS)                                                                   244%

RECONCILIATION OF REPORTED AND UNDERLYING RESULTS           (DEUTSCHE BANK LOGO)
(In EUR m.)

                                                          1Q       2Q       3Q       4Q       1Q       2Q       3Q        4Q
                                                         2002     2002     2002     2002     2003     2003     2003      2003
                                                        -------  -------  -------  -------  -------  -------  -------  -------
REPORTED NET REVENUES                                    7,547    8,137    5,464    5,399    4,994    5,905    5,161    5,208
Net gains/losses on securities available
for sale/industrial holdings incl. hedging              (1,059)  (2,045)     (21)    (533)     392      (45)     (33)    (130)
Significant equity pick ups / net gains/losses from
investments(1)                                               -      497      334      366      715      169       38       16
Net gains/losses from businesses sold/held for sale          -     (213)    (395)      37     (503)      49      (34)      (6)
Net gains/losses on the sale of premises                     -        -        -        -        -        -        -      107
Policyholder benefits and claims(2)                       (654)     (49)     (26)     (30)     (28)     (37)     (37)      (8)
UNDERLYING REVENUES                                      5,834    6,326    5,355    5,239    5,570    6,041    5,095    5,186

REPORTED PROVISION FOR LOAN LOSSES                        (270)    (588)    (753)    (480)    (380)    (340)    (174)    (219)

Provision for off-balance sheet positions(3)              (114)      77      (37)      57       30        7      (17)      30

TOTAL PROVISION FOR CREDIT LOSSES(4)                      (384)    (511)    (790)    (423)    (350)    (333)    (191)    (189)

Change in measurement of other inherent loss allowance       -        -      200        -        -        -        -        -

TOTAL PROVISION FOR CREDIT LOSSES(5)                      (384)    (511)    (590)    (423)    (350)    (333)    (191)    (189)

REPORTED NONINTEREST EXPENSES                           (6,007)  (5,326)  (4,892)  (4,682)  (4,380)  (4,474)  (4,232)  (4,313)
Restructuring activities                                   340      265        -      (22)      (2)     (27)       -        -
Goodwill impairment                                          -        -        -       62      114        -        -        -
Goodwill amortization                                        -        -        -        -        -        -        -        -
Minority interest                                           23        4        -       17       (7)      12        3      (11)
Policyholder benefits and claims(2)                        654       49       26       30       28       37       37        8
Provision for off-balance sheet positions(3)               114      (77)      37      (57)     (30)      (7)      17      (30)
OPERATING COST BASE                                     (4,876)  (5,085)  (4,829)  (4,652)  (4,277)  (4,459)  (4,175)  (4,346)

REPORTED INCOME (LOSS) BEFORE INCOME TAXES               1,270    2,223     (181)     237      234    1,091      755      676
Net gains/losses on securities available for
sale/industrial holdings incl. hedging                  (1,059)  (2,045)     (21)    (533)     392      (45)     (33)    (130)
Significant equity pick ups / net gains/losses from
investments(1)                                               -      497      334      366      715      169       38       16
Net gains/losses from businesses sold/held for sale          -     (213)    (395)      37     (503)      49      (34)      (6)
Net gains/losses on the sale of premises                     -        -        -        -        -        -        -      107
Restructuring activities                                   340      265        -      (22)      (2)     (27)       -        -
Goodwill impairment                                          -        -        -       62      114        -        -        -
Goodwill amortization                                        -        -        -        -        -        -        -        -
Change in measurement of other inherent loss allowance       -        -      200        -        -        -        -        -
UNDERLYING PRE-TAX PROFIT (LOSS)                           551      726      (64)     147      950    1,237      726      662

                                                        4Q 2003 VS.     FY       FY         FY     FY 2003 VS.
                                                          4Q 2002      2001     2002       2003      FY 2002
                                                        -----------  --------  --------  --------  -----------
REPORTED NET REVENUES                                        (4)%     29,541    26,547    21,268      (20)%
Net gains/losses on securities available
for sale/industrial holdings incl. hedging                  (76)%     (2,259)   (3,659)      184       N/M
Significant equity pick ups / net gains/losses from
investments(1)                                              (96)%      1,292     1,197       938      (22)%
Net gains/losses from businesses sold/held for sale          N/M        (100)     (571)     (494)     (14)%
Net gains/losses on the sale of premises                     N/M        (233)        -       107       N/M
Policyholder benefits and claims(2)                         (73)%     (3,002)     (759)     (110)     (86)%
UNDERLYING REVENUES                                          (1)%     25,239    22,755    21,892       (4)%

REPORTED PROVISION FOR LOAN LOSSES                          (54)%     (1,024)   (2,091)   (1,113)     (47)%

Provision for off-balance sheet positions(3)                (47)%         30       (17)       50       N/M

TOTAL PROVISION FOR CREDIT LOSSES(4)                        (55)%       (994)   (2,108)   (1,063)     (50)%

Change in measurement of other inherent loss allowance       N/M           -       200         -       N/M

TOTAL PROVISION FOR CREDIT LOSSES(5)                        (55)%       (994)   (1,908)   (1,063)     (44)%

REPORTED NONINTEREST EXPENSES                                (8)%    (26,714)  (20,907)  (17,399)     (17)%
Restructuring activities                                     N/M         294       583       (29)      N/M
Goodwill impairment                                          N/M           -        62       114        84%
Goodwill amortization                                        N/M         871         -         -       N/M
Minority interest                                            N/M          85        45        (3)      N/M
Policyholder benefits and claims(2)                         (73)%      3,002       759       110      (86)%
Provision for off-balance sheet positions(3)                (47)%        (30)       17       (50)      N/M
OPERATING COST BASE                                          (7)%    (22,491)  (19,442)  (17,257)     (11)%

REPORTED INCOME (LOSS) BEFORE INCOME TAXES                  185%       1,803     3,549     2,756      (22)%
Net gains/losses on securities available for
sale/industrial holdings incl. hedging                      (76)%     (2,259)   (3,659)      184       N/M
Significant equity pick ups / net gains/losses from
investments(1)                                              (96)%      1,292     1,197       938      (22)%
Net gains/losses from businesses sold/held for sale          N/M        (100)     (571)     (494)     (14)%
Net gains/losses on the sale of premises                     N/M        (233)        -       107       N/M
Restructuring activities                                     N/M         294       583       (29)      N/M
Goodwill impairment                                          N/M           -        62       114        84%
Goodwill amortization                                        N/M         871         -         -       N/M
Change in measurement of other inherent loss allowance       N/M           -       200         -       N/M
UNDERLYING PRE-TAX PROFIT (LOSS)                             N/M       1,669     1,360     3,575       163%

1 Includes net gains/losses from significant equity method investments and other significant investments.

2 Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

3 Provision for off-balance sheet positions are reclassified from "Noninterest expenses" to "Provision for credit losses".

4 Excludes change in measurement of other inherent loss allowance.

5 Includes change in measurement of other inherent loss allowance.

NET REVENUES                                                (DEUTSCHE BANK LOGO)
Segment View(1)
(In EUR m.)

                                                         1Q      2Q      3Q       4Q      1Q      2Q      3Q      4Q    4Q 2003 VS.
                                                        2002    2002    2002     2002    2003    2003    2003    2003     4Q 2002
                                                       ------  ------  ------  ------  -------  ------  ------  ------  -----------
CORPORATE BANKING & SECURITIES:
     Origination (equity)                                (54)    226      69     115       48     106     146     186       63 %
     Origination (debt)                                  133     104      69     103      165     166     140      84       (18)%
                                                       ------  ------  ------  ------  -------  ------  ------  ------
     ORIGINATION                                          79     330     138     217      213     271     286     271        25%
                                                       ------  ------  ------  ------  -------  ------  ------  ------
     Sales & Trading (equity)                            634     562     564     712      594     903     738     855        20%
     Sales & Trading (debt and other products)         1,786   1,478   1,247   1,056    1,765   1,755   1,340   1,208        14%
                                                       ------  ------  ------  ------  -------  ------  ------  ------
     SALES & TRADING                                   2,420   2,041   1,811   1,769    2,359   2,659   2,078   2,064        17%
                                                       ------  ------  ------  ------  -------  ------  ------  ------
     Advisory                                            123     133     126     146      120     114     107     129       (11)%
     Loan products                                       613     592     504     425      465     365     415     226       (47)%
     Other                                               (91)    (31)    (85)    (94)     (63)   (142)   (118)   (108)       15%
                                                       ------  ------  ------  ------  -------  ------  ------  ------
TOTAL CORPORATE BANKING & SECURITIES                   3,143   3,065   2,493   2,463    3,094   3,266   2,769   2,581         5%
                                                       ------  ------  ------  ------  -------  ------  ------  ------
GLOBAL TRANSACTION BANKING:
     Transaction services                                695     662     644     611      528     465     464     429       (30)%
     Other                                                 0       0       0       0      508       0      59      17        N/M
                                                       ------  ------  ------  ------  -------  ------  ------  ------
TOTAL GLOBAL TRANSACTION BANKING                         695     662     644     611    1,035     465     523     447       (27)%
                                                       ------  ------  ------  ------  -------  ------  ------  ------
TOTAL CORPORATE AND INVESTMENT BANK                    3,838   3,727   3,137   3,074    4,130   3,731   3,291   3,028       (1)%
ASSET AND WEALTH MANAGEMENT:
     Portfolio/fund management (AM)                      362     597     608     598      511     539     549     597       (0)%
     Portfolio/fund management (PWM)                      81      92      87      78       70      68      67      76       (2)%
                                                       ------  ------  ------  ------  -------  ------  ------  ------
     PORTFOLIO/FUND MANAGEMENT                           443     689     695     676      581     607     616     672       (1)%
                                                       ------  ------  ------  ------  -------  ------  ------  ------
     Brokerage                                           184     186     154     156      153     160     183     159         2%
     Loans/deposits                                       43      45      38      41       35      35      30      28       (31)%
     Payments, account & remaining financial services      2       2       2       3        3       3       3       3       20 %
     Other                                                58      88      50     192      118      70     189     193        0 %
                                                       ------  ------  ------  ------  -------  ------  ------  ------
TOTAL ASSET AND WEALTH MANAGEMENT                        731   1,010     938   1,068      889     875   1,021   1,056       (1)%
                                                       ------  ------  ------  ------  -------  ------  ------  ------
PRIVATE & BUSINESS CLIENTS:
     Portfolio/fund management                            67      68      39      53       35      34      36      34       (36)%
     Brokerage                                           247     217     176     195      274     237     226     200         2%
     Loans/deposits                                      572     557     561     568      561     541     525     574         1%
     Payments, account & remaining financial services    200     204     232     204      187     198     214     212         4%
     Other                                               823     625      68      96       45     111      64      77       (20)%
                                                       ------  ------  ------  ------  -------  ------  ------  ------
TOTAL PRIVATE & BUSINESS CLIENTS                       1,908   1,671   1,076   1,116    1,102   1,122   1,065   1,096       (2)%
                                                       ------  ------  ------  ------  -------  ------  ------  ------
TOTAL PRIVATE CLIENTS AND ASSET MANAGEMENT             2,639   2,681   2,014   2,184    1,992   1,998   2,085   2,152       (1)%

CORPORATE INVESTMENTS                                  1,154   1,603     191      52   (1,068)     81       9      61        18%

CONSOLIDATION & ADJUSTMENTS                              (85)    126     122      89      (60)     95    (224)    (33)       N/M

NET REVENUES                                           7,547   8,137   5,464   5,399    4,994   5,905   5,161   5,208       (4)%

                                                         FY       FY     FY 2003 VS.
                                                        2002     2003      FY 2002
                                                       -------  -------  -----------
CORPORATE BANKING & SECURITIES:
     Origination (equity)                                 355      486       37%
     Origination (debt)                                   409      555       36%
                                                       -------  -------
     ORIGINATION                                          764    1,041       36%
                                                       -------  -------
     Sales & Trading (equity)                           2,473    3,091       25%
     Sales & Trading (debt and other products)          5,567    6,069        9%
                                                       -------  -------
     SALES & TRADING                                    8,040    9,160       14%
                                                       -------  -------
     Advisory                                             528      470     (11)%
     Loan products                                      2,134    1,471     (31)%
     Other                                               (302)    (431)     43%
                                                       -------  -------
TOTAL CORPORATE BANKING & SECURITIES                   11,164   11,710       5%
                                                       -------  -------
GLOBAL TRANSACTION BANKING:
     Transaction services                               2,612    1,886     (28)%
     Other                                                  0      583      N/M
                                                       -------  -------
TOTAL GLOBAL TRANSACTION BANKING                        2,612    2,469      (5)%
                                                       -------  -------
TOTAL CORPORATE AND INVESTMENT BANK                    13,776   14,180       3%
ASSET AND WEALTH MANAGEMENT:
     Portfolio/fund management (AM)                     2,165    2,195       1%
     Portfolio/fund management (PWM)                      338      281     (17)%
                                                       -------  -------
     PORTFOLIO/FUND MANAGEMENT                          2,503    2,476      (1)%
                                                       -------  -------
     Brokerage                                            680      654      (4)%
     Loans/deposits                                       167      128     (23)%
     Payments, account & remaining financial services       9       12      35%
     Other                                                388      570      47%
                                                       -------  -------
TOTAL ASSET AND WEALTH MANAGEMENT                       3,747    3,841       3%
                                                       -------  -------
PRIVATE & BUSINESS CLIENTS:
     Portfolio/fund management                            227      139     (39)%
     Brokerage                                            835      937      12%
     Loans/deposits                                     2,258    2,202      (2)%
     Payments, account & remaining financial services     840      811      (3)%
     Other                                              1,612      297     (82)%
                                                       -------  -------
TOTAL PRIVATE & BUSINESS CLIENTS                        5,772    4,385     (24)%
                                                       -------  -------
TOTAL PRIVATE CLIENTS AND ASSET MANAGEMENT              9,518    8,226     (14)%

CORPORATE INVESTMENTS                                   3,000     (916)     N/M

CONSOLIDATION & ADJUSTMENTS                               252     (222)     N/M

NET REVENUES                                           26,547   21,268     (20)%

1 Includes net interest and trading revenues, commissions and fees and remaining revenues. For details on the net interest / trading revenue component see page 6.

NET INTEREST AND TRADING REVENUES                           (DEUTSCHE BANK LOGO)
Breakdown by Group Division / CIB product(1)
(In EUR m.)

                                                   1Q      2Q      3Q      4Q      1Q      2Q      3Q      4Q    4Q 2003 VS.
                                                  2002    2002    2002    2002    2003    2003    2003    2003     4Q 2002
                                                 ------  ------  ------  ------  ------  ------  ------  ------  -----------
      Sales & Trading (equity)                     281     280     227     362     504     772     491     492       36%
      Sales & Trading (debt and other products)  1,599   1,445   1,295     927   1,648   1,505   1,092   1,115       20%
                                                 ------  ------  ------  ------  ------  ------  ------  ------
Sales & Trading                                  1,881   1,726   1,522   1,289   2,152   2,277   1,583   1,606      25 %

Loan Products                                      425     381     378     259     268     175     227      70     (73)%
Transaction services                               291     266     240     254     228     214     198     162     (36)%
Remaining products(2)                             (236)    (76)    (30)    (86)    (45)   (121)   (114)    (87)      2%
                                                 ------  ------  ------  ------  ------  ------  ------  ------
CORPORATE AND INVESTMENT BANK                    2,359   2,296   2,110   1,716   2,603   2,545   1,895   1,750       2%
                                                 ------  ------  ------  ------  ------  ------  ------  ------
PRIVATE CLIENTS AND ASSET MANAGEMENT               873     743     596     667     668     631     697     667      (0)%
                                                 ------  ------  ------  ------  ------  ------  ------  ------
CORPORATE INVESTMENTS                               76     185     (67)   (222)    (23)     56     (47)      8      N/M
                                                 ------  ------  ------  ------  ------  ------  ------  ------
CONSOLIDATION & ADJUSTMENTS                       (183)     84     (23)      2    (158)    (31)      7      29      N/M
                                                 ------  ------  ------  ------  ------  ------  ------  ------
TOTAL NET INTEREST AND TRADING REVENUES          3,124   3,308   2,615   2,163   3,090   3,201   2,552   2,454       13%

                                                   FY       FY     FY 2003 VS.
                                                  2002     2003      FY 2002
                                                 -------  -------  -----------
      Sales & Trading (equity)                    1,151    2,259         96%
      Sales & Trading (debt and other products)   5,266    5,359          2%
                                                 -------  -------
Sales & Trading                                   6,417    7,618         19%
Loan Products                                     1,443      739        (49)%
Transaction services                              1,050      802        (24)%
Remaining products(2)                              (428)    (367)       (14)%
                                                 -------  -------
CORPORATE AND INVESTMENT BANK                     8,482    8,792          4%
                                                 -------  -------
PRIVATE CLIENTS AND ASSET MANAGEMENT              2,878    2,663         (7)%
                                                 -------  -------
CORPORATE INVESTMENTS                               (29)      (6)       (79)%
                                                 -------  -------
CONSOLIDATION & ADJUSTMENTS                        (121)    (153)        26%
                                                 -------  -------
TOTAL NET INTEREST AND TRADING REVENUES          11,210   11,297          1%

1 Excludes commissions and fees and remaining revenues. See page 5 for total revenues by product.
2 Includes origination, advisory and other products.

CORPORATE AND INVESTMENT BANK                               (DEUTSCHE BANK LOGO)
(In EUR m.)


                                                                       1Q        2Q        3Q         4Q           1Q        2Q
                                                                      2002      2002      2002       2002         2003      2003
                                                                   --------- --------- ---------- ---------    --------- ---------
       Origination (equity)                                             (54)      226         69       115           48       106
       Origination (debt)                                               133       104         69       103          165       166
                                                                   --------- --------- ---------- ---------    --------- ---------
    Origination                                                          79       330        138       217          213       271
                                                                   --------- --------- ---------- ---------    --------- ---------

       Sales & Trading (equity)                                         634       562        564       712          594       903
       Sales & Trading (debt and other products)                      1,786     1,478      1,247     1,056        1,765     1,755
                                                                   --------- --------- ---------- ---------    --------- ---------
    Sales & Trading                                                   2,420     2,041      1,811     1,769        2,359     2,659
                                                                   --------- --------- ---------- ---------    --------- ---------

    Advisory                                                            123       133        126       146          120       114
    Loan products                                                       613       592        504       425          465       365
    Transaction services                                                695       662        644       611          528       465
    Other                                                               (91)      (31)       (85)      (94)         444      (142)
                                                                   --------- --------- ---------- ---------    --------- ---------
    TOTAL NET REVENUES                                                3,838     3,727      3,137     3,074        4,130     3,731
                                                                   --------- --------- ---------- ---------    --------- ---------
    Therein: Total net interest and trading revenues                  2,359     2,296      2,110     1,716        2,603     2,545
       Net gains/losses from businesses sold/held for sale                0         0          0         0         (508)        0
                                                                   --------- --------- ---------- ---------    --------- ---------
    Underlying revenues                                               3,838     3,727      3,137     3,074        3,622     3,731
                                                                   --------- --------- ---------- ---------    --------- ---------

    PROVISION FOR LOAN LOSSES                                          (169)     (505)      (644)     (394)        (262)     (259)
       Change in measurement of other inherent loss allowance             0         0       (200)        0            0         0
       Provision for off-balance sheet positions(1)                    (114)       73        (38)       48           31         9
                                                                   --------- --------- ---------- ---------    --------- ---------
    Total provision for credit losses                                  (283)     (432)      (482)     (346)        (231)     (249)
                                                                   --------- --------- ---------- ---------    --------- ---------

    TOTAL NONINTEREST EXPENSES                                       (3,107)   (2,973)    (2,805)   (2,405)      (2,423)   (2,594)
                                                                   --------- --------- ---------- ---------    --------- ---------
    Therein: Severance payments                                         (31)     (103)      (108)      (18)         (64)      (71)

       Minority interest                                                 (6)        5         (3)       (4)          (2)       (3)
       Restructuring activities                                         (93)     (265)        (0)       16            2        27
       Goodwill impairment                                                0         0          0         0            0         0
       Provision for off-balance sheet positions(1)                    (114)       73        (38)       48           31         9
                                                                   --------- --------- ---------- ---------    --------- ---------
    Operating cost base                                              (2,893)   (2,786)    (2,765)   (2,465)      (2,453)   (2,627)
                                                                   --------- --------- ---------- ---------    --------- ---------

    INCOME BEFORE INCOME TAXES                                          563       249       (312)      275        1,444       879
       Net gains/losses from businesses sold/held for sale                0         0          0         0         (508)        0
       Restructuring activities                                          93       265          0       (16)          (2)      (27)
       Change in measurement of other inherent loss allowance             0         0        200         0            0         0
                                                                   --------- --------- ---------- ---------    --------- ---------
    Underlying pre-tax profit                                           656       514       (112)      258          935       851
                                                                   --------- --------- ---------- ---------    --------- ---------

    ADDITIONAL INFORMATION

    Employees (full-time equivalent, at period end)                  37,042    35,678     35,069    34,248       30,487    30,069

    Compensation and benefits                                        (1,768)   (1,632)    (1,763)   (1,483)      (1,590)   (1,759)
    Non-compensation noninterest expenses                            (1,339)   (1,341)    (1,041)     (922)        (833)     (835)
    Non-compensation operating cost base                             (1,126)   (1,153)    (1,002)     (982)        (864)     (868)

    Cost/income ratio                                                    78%       82%        88%       80%          59%       70%
    Underlying cost/income ratio                                         75%       75%        88%       80%          68%       70%
    Assets (at period end)                                                -         -          -   642,127            -         -
    Risk-weighted positions (BIS risk positions, at period end)     186,658   173,097    175,027   155,160      155,857   149,955
    Average active equity                                            16,861    17,520     17,007    16,096       14,865    14,901
    RoE(2)                                                               13%        6%          (7)%     7%          39%       24%
    Underlying RoE(2)                                                    16%       12%          (3)%     6%          25%       23%

                                                                    3Q         4Q       4Q 2003 VS.    FY        FY      FY 2003 VS.
                                                                   2003       2003       4Q 2002      2002      2003     FY 2002
                                                                ---------- ---------   ----------- ---------- --------- -----------
       Origination (equity)                                           146       186       63%            355       486     37%
       Origination (debt)                                             140        84      (18)%           409       555     36%
                                                                ---------- ---------               ---------- ---------
    Origination                                                       286       271       25%            764     1,041     36%
                                                                ---------- ---------               ---------- ---------

       Sales & Trading (equity)                                       738       855       20%          2,473     3,091     25%
       Sales & Trading (debt and other products)                    1,340     1,208       14%          5,567     6,069      9%
                                                                ---------- ---------               ---------- ---------
    Sales & Trading                                                 2,078     2,064       17%          8,040     9,160     14%
                                                                ---------- ---------               ---------- ---------

    Advisory                                                          107       129      (11)%           528       470    (11)%
    Loan products                                                     415       226      (47)%         2,134     1,471    (31)%
    Transaction services                                              464       429      (30)%         2,612     1,886    (28)%
    Other                                                             (59)      (91)      (4)%          (302)      152     N/M
                                                                ---------- ---------               ---------- ---------
    TOTAL NET REVENUES                                              3,291     3,028       (1)%        13,776    14,180      3%
                                                                ---------- ---------               ---------- ---------
    Therein: Total net interest and trading revenues                1,895     1,750       2%           8,482     8,792      4%
       Net gains/losses from businesses sold/held for sale            (59)      (17)      N/M              0      (583)    N/M
                                                                ---------- ---------               ---------- ---------
    Underlying revenues                                             3,233     3,011       (2)%        13,776    13,596     (1)%
                                                                ---------- ---------               ---------- ---------

    PROVISION FOR LOAN LOSSES                                        (112)     (119)     (70)%        (1,712)     (752)   (56)%
       Change in measurement of other inherent loss allowance           0         0       N/M           (200)        0     N/M
       Provision for off-balance sheet positions(1)                   (23)       28      (42)%           (31)       45     N/M
                                                                ---------- ---------               ---------- ---------
    Total provision for credit losses                                (136)      (91)     (74)%        (1,542)     (707)   (54)%
                                                                ---------- ---------               ---------- ---------

    TOTAL NONINTEREST EXPENSES                                     (2,428)   (2,456)      2%         (11,290)   (9,901)   (12)%
                                                                ---------- ---------               ---------- ---------
    Therein: Severance payments                                       (60)      (64)      N/M           (260)     (258)    (1)%

       Minority interest                                              (10)        2       N/M             (8)      (13)    61%
       Restructuring activities                                         0        (0)      N/M           (342)       29     N/M
       Goodwill impairment                                              0         0       N/M              0         0     N/M
       Provision for off-balance sheet positions(1)                   (23)       28      (42)%           (31)       45     N/M
                                                                ---------- ---------               ---------- ---------
    Operating cost base                                            (2,395)   (2,486)      1%         (10,909)   (9,961)    (9)%
                                                                ---------- ---------               ---------- ---------

    INCOME BEFORE INCOME TAXES                                        751       453       65%            774     3,527    355%
       Net gains/losses from businesses sold/held for sale            (59)      (17)      N/M              0      (583)    N/M
       Restructuring activities                                        (0)        0       N/M            342       (29)    N/M
       Change in measurement of other inherent loss allowance           0         0       N/M            200         0     N/M
                                                                ---------- ---------               ---------- ---------
    Underlying pre-tax profit                                         692       435       69%          1,316     2,914    121%
                                                                ---------- ---------               ---------- ---------

    ADDITIONAL INFORMATION

    Employees (full-time equivalent, at period end)                29,759    29,620      (14)%        34,248    29,620    (14)%

    Compensation and benefits                                      (1,521)   (1,469)      (1)%        (6,647)   (6,339)    (5)%
    Non-compensation noninterest expenses                            (907)     (987)      7%          (4,643)   (3,562)   (23)%
    Non-compensation operating cost base                             (873)   (1,017)      4%          (4,263)   (3,623)   (15)%

    Cost/income ratio                                                  73%       82%       2 ppt          82%       70%   (12)ppt
    Underlying cost/income ratio                                       74%       83%       3 ppt          79%       73%    (6)ppt
    Assets (at period end)                                              -   681,722        6%        642,127   681,722      6%
    Risk-weighted positions (BIS risk positions, at period end)   146,375   137,615      (11)%       155,160   137,615    (11)%
    Average active equity                                          14,014    13,251      (18)%        16,871    14,258    (15)%
    RoE(2)                                                             21%       14%       7 ppt           5%       25%     20 ppt
    Underlying RoE(2)                                                  20%       13%       7 ppt           8%       20%     13 ppt


1 Provision for off-balance sheet positions are reclassified from "Noninterest expenses" to "Provision for credit losses".

2    Based on average active equity.

CORPORATE AND INVESTMENT BANK                               (DEUTSCHE BANK LOGO)
Corporate Banking & Securities
(In EUR m.)


                                                                     1Q       2Q        3Q        4Q           1Q       2Q
                                                                    2002     2002      2002      2002         2003     2003
                                                                  --------- --------  -------- ---------    --------- --------
      Origination (equity)                                             (54)     226        69       115           48      106
      Origination (debt)                                               133      104        69       103          165      166
                                                                  --------- --------  -------- ---------    --------- --------
    Origination                                                         79      330       138       217          213      271
                                                                  --------- --------  -------- ---------    --------- --------

      Sales & Trading (equity)                                         634      562       564       712          594      903
      Sales & Trading (debt and other products)                      1,786    1,478     1,247     1,056        1,765    1,755
                                                                  --------- --------  -------- ---------    --------- --------
    Sales & Trading                                                  2,420    2,041     1,811     1,769        2,359    2,659
                                                                  --------- --------  -------- ---------    --------- --------

    Advisory                                                           123      133       126       146          120      114
    Loan products                                                      613      592       504       425          465      365
    Other                                                              (91)     (31)      (85)      (94)         (63)    (142)
                                                                  --------- --------  -------- ---------    --------- --------
    TOTAL NET REVENUES                                               3,143    3,065     2,493     2,463        3,094    3,266
                                                                  --------- --------  -------- ---------    --------- --------
    Underlying revenues                                              3,143    3,065     2,493     2,463        3,094    3,266
                                                                  --------- --------  -------- ---------    --------- --------

    PROVISION FOR LOAN LOSSES                                         (174)    (522)     (629)     (380)        (255)    (267)
      Change in measurement of other inherent loss allowance             0        0      (200)        0            0        0
      Provision for off-balance sheet positions(1)                     (54)      32       (63)        2           15       (4)
                                                                  --------- --------  -------- ---------    --------- --------
    Total provision for credit losses                                 (228)    (490)     (492)     (378)        (240)    (270)
                                                                  --------- --------  -------- ---------    --------- --------

    TOTAL NONINTEREST EXPENSES                                      (2,476)  (2,408)   (2,275)   (1,957)      (1,967)  (2,171)
                                                                  --------- --------  -------- ---------    --------- --------
    Therein: Severance payments                                        (27)     (91)     (105)      (19)         (58)     (35)

      Minority interest                                                 (5)       4        (3)       (4)          (2)      (3)
      Restructuring activities                                         (93)    (231)        0         8            0       23
      Goodwill impairment                                                0        0         0         0            0        0
      Provision for off-balance sheet positions(1)                     (54)      32       (63)        2           15       (4)
                                                                  --------- --------  -------- ---------    --------- --------
    Operating cost base                                             (2,323)  (2,212)   (2,210)   (1,964)      (1,980)  (2,187)
                                                                  --------- --------  -------- ---------    --------- --------

    INCOME BEFORE INCOME TAXES                                         493      134      (411)      125          872      829
      Restructuring activities                                          93      231        (0)       (8)          (0)     (23)
      Change in measurement of other inherent loss allowance             0        0       200         0            0        0
                                                                  --------- --------  -------- ---------    --------- --------
    Underlying pre-tax profit                                          587      366      (211)      116          872      806
                                                                  --------- --------  -------- ---------    --------- --------

    ADDITIONAL INFORMATION

    Employees (full-time equivalent, at period end)                 11,920   11,380    11,110    10,702       10,167   10,048

    Cost/income ratio                                                   77%      80%       89%       80%          64%      66%
    Underlying cost/income ratio                                        74%      72%       89%       80%          64%      67%
    Assets (at period end)                                               -        -         -   629,975            -        -
    Risk-weighted positions (BIS risk positions, at period end)    169,038  156,321   158,801   142,211      141,304  135,547
    Average active equity                                           14,636   15,360    14,936    14,259       13,388   13,401
    RoE(2)                                                              13%       3%      (11)%       4%          26%      25%
    Underlying RoE(2)                                                   16%      10%       (6)%       3%          26%      24%

                                                                     3Q        4Q        4Q 2003 VS.   FY        FY     FY 2003 VS.
                                                                    2003      2003        4Q 2002     2002      2003     FY 2002
                                                                  --------- ---------    ---------- --------- --------- ----------
      Origination (equity)                                             146       186       63%           355       486     37%
      Origination (debt)                                               140        84      (18)%          409       555     36%
                                                                  --------- ---------               --------- ---------
    Origination                                                        286       271       25%           764     1,041     36%
                                                                  --------- ---------               --------- ---------

      Sales & Trading (equity)                                         738       855       20%         2,473     3,091     25%
      Sales & Trading (debt and other products)                      1,340     1,208       14%         5,567     6,069      9%
                                                                  --------- ---------               --------- ---------
    Sales & Trading                                                  2,078     2,064       17%         8,040     9,160     14%
                                                                  --------- ---------               --------- ---------

    Advisory                                                           107       129      (11)%          528       470    (11)%
    Loan products                                                      415       226      (47)%        2,134     1,471    (31)%
    Other                                                             (118)     (108)      15%          (302)     (431)    43%
                                                                  --------- ---------               --------- ---------
    TOTAL NET REVENUES                                               2,769     2,581        5%        11,164    11,710      5%
                                                                  --------- ---------               --------- ---------
    Underlying revenues                                              2,769     2,581        5%        11,164    11,710      5%
                                                                  --------- ---------               --------- ---------

    PROVISION FOR LOAN LOSSES                                         (147)      (82)     (78)%       (1,706)     (750)   (56)%
      Change in measurement of other inherent loss allowance             0         0        N/M         (200)        0     N/M
      Provision for off-balance sheet positions(1)                     (35)       15        N/M          (83)       (8)   (90)%
                                                                  --------- ---------               --------- ---------
    Total provision for credit losses                                 (182)      (67)     (82)%       (1,588)     (759)   (52)%
                                                                  --------- ---------               --------- ---------

    TOTAL NONINTEREST EXPENSES                                      (2,024)   (2,062)       5%        (9,117)   (8,225)   (10)%
                                                                  --------- ---------               --------- ---------
    Therein: Severance payments                                        (52)      (47)     147%          (242)     (192)   (21)%

      Minority interest                                                (10)        2        N/M           (8)      (13)    61%
      Restructuring activities                                           0        (0)       N/M         (316)       23     N/M
      Goodwill impairment                                                0         0        N/M            0         0     N/M
      Provision for off-balance sheet positions(1)                     (35)       15        N/M          (83)       (8)   (90)%
                                                                  --------- ---------               --------- ---------
    Operating cost base                                             (1,979)   (2,080)       6%        (8,710)   (8,226)   (6)%
                                                                  --------- ---------               --------- ---------

    INCOME BEFORE INCOME TAXES                                         597       437      250%           342     2,735     N/M
      Restructuring activities                                          (0)        0        N/M          316       (23)    N/M
      Change in measurement of other inherent loss allowance             0         0        N/M          200         0     N/M
                                                                  --------- ---------               --------- ---------
    Underlying pre-tax profit                                          597       437      276%           858     2,712     216%
                                                                  --------- ---------               --------- ---------

    ADDITIONAL INFORMATION

    Employees (full-time equivalent, at period end)                  9,966     9,915      (7)%        10,702     9,915      (7)%

    Cost/income ratio                                                   72%       80%        0 ppt        81%       70%    (11)ppt
    Underlying cost/income ratio                                        71%       81%        1 ppt        78%       70%     (8)ppt
    Assets (at period end)                                               -   693,414       10%       629,975   693,414      10%
    Risk-weighted positions (BIS risk positions, at period end)    132,277   127,449       (10)%     142,211   127,449     (10)%
    Average active equity                                           12,645    11,962       (16)%      14,798    12,849     (13)%
    RoE(2)                                                              19%       15%       11 ppt         2%       21%     19 ppt
    Underlying RoE(2)                                                   19%       15%       12 ppt         6%       21%     15 ppt


1 Provision for off-balance sheet positions are reclassified from "Noninterest expenses" to "Provision for credit losses".

2    Based on average active equity.

CORPORATE AND INVESTMENT BANK                               (DEUTSCHE BANK LOGO)
Global Transaction Banking
(In EUR m.)


                                                                  1Q          2Q          3Q         4Q           1Q         2Q
                                                                 2002        2002        2002       2002         2003       2003
                                                               ---------- ----------- ----------- ----------  ----------- ----------
       Transaction services                                          695         662         644        611          528        465
       Other                                                           0           0           0          0          508          0
                                                               ---------- ----------- ----------- ----------  ----------- ----------
    TOTAL NET REVENUES                                               695         662         644        611        1,035        465
                                                               ---------- ----------- ----------- ----------  ----------- ----------

       Net gains/losses from businesses sold/held for sale             0           0           0          0         (508)         0
                                                               ---------- ----------- ----------- ----------  ----------- ----------
    Underlying revenues                                              695         662         644        611          528        465
                                                               ---------- ----------- ----------- ----------  ----------- ----------

    PROVISION FOR LOAN LOSSES                                          6          17         (15)       (14)          (7)         8
       Provision for off-balance sheet positions(1)                  (60)         41          25         46           16         13
                                                               ---------- ----------- ----------- ----------  ----------- ----------
    Total provision for credit losses                                (54)         58          10         32            9         21
                                                               ---------- ----------- ----------- ----------  ----------- ----------

    TOTAL NONINTEREST EXPENSES                                      (631)       (565)       (530)      (448)        (456)      (423)
                                                               ---------- ----------- ----------- ----------  ----------- ----------
    Therein: Severance payments                                       (4)        (12)         (3)         1           (6)       (36)

       Minority interest                                              (1)          1           0          0            0          0
       Restructuring activities                                        0         (34)          0          8            2          4
       Goodwill impairment                                             0           0           0          0            0          0
       Provision for off-balance sheet positions(1)                  (60)         41          25         46           16         13
                                                               ---------- ----------- ----------- ----------  ----------- ----------
    Operating cost base                                             (570)       (573)       (555)      (501)        (473)      (440)
                                                               ---------- ----------- ----------- ----------  ----------- ----------

    INCOME BEFORE INCOME TAXES                                        69         115          99        150          572         50
       Net gains/losses from businesses sold/held for sale             0           0           0          0         (508)         0
       Restructuring activities                                        0          34          (0)        (8)          (2)        (4)
                                                               ---------- ----------- ----------- ----------  ----------- ----------
    Underlying pre-tax profit                                         69         149          99        142           63         46
                                                               ---------- ----------- ----------- ----------  ----------- ----------

    ADDITIONAL INFORMATION

    Employees (full-time equivalent, at period end)                6,064       5,924       5,773      5,705        4,128      4,176

    Cost/income ratio                                               82%         91%         86%        81%          46%        94%
    Underlying cost/income ratio                                    82%         87%         86%        82%          90%        95%
    Assets (at period end)                                             -           -           -     25,098            -          -
    Risk-weighted positions (BIS risk positions, at period end)   17,620      16,775      16,226     12,949       14,553     14,408
    Average active equity                                          2,225       2,159       2,071      1,837        1,478      1,500
    RoE(2)                                                            12%         21%         19%        33%         155%        13%
    Underlying RoE(2)                                                 12%         28%         19%        31%          17%        12%



                                                                3Q          4Q       4Q 2003 VS.     FY          FY      FY 2003 VS.
                                                               2003        2003        4Q 2002      2002        2003       FY 2002
                                                            ----------- -----------  ----------- ----------- ----------- -----------
       Transaction services                                        464         429      (30)%         2,612       1,886     (28)%
       Other                                                        59          17       N/M              0         583      N/M
                                                            ----------- -----------              ----------- -----------
    TOTAL NET REVENUES                                             523         447      (27)%         2,612       2,469      (5)%
                                                            ----------- -----------              ----------- -----------

       Net gains/losses from businesses sold/held for sale         (59)        (17)      N/M              0        (583)     N/M
                                                            ----------- -----------              ----------- -----------
    Underlying revenues                                            464         429      (30)%         2,612       1,886     (28)%
                                                            ----------- -----------              ----------- -----------

    PROVISION FOR LOAN LOSSES                                       35         (37)     168%             (6)         (2)    (74)%
       Provision for off-balance sheet positions(1)                 12          12      (73)%            52          53       2%
                                                            ----------- -----------              ----------- -----------
    Total provision for credit losses                               46         (25)      N/M             46          51      12%
                                                            ----------- -----------              ----------- -----------

    TOTAL NONINTEREST EXPENSES                                    (404)       (394)     (12)%        (2,173)     (1,677)    (23)%
                                                            ----------- -----------              ----------- -----------
    Therein: Severance payments                                     (8)        (16)      N/M            (18)        (66)     N/M

       Minority interest                                             0           0       N/M              0           0      N/M
       Restructuring activities                                      0           0      (99)%           (26)          6      N/M
       Goodwill impairment                                           0           0       N/M              0           0      N/M
       Provision for off-balance sheet positions(1)                 12          12      (73)%            52          53       2%
                                                            ----------- -----------              ----------- -----------
    Operating cost base                                           (415)       (406)     (19)%        (2,200)     (1,735)    (21)%
                                                            ----------- -----------              ----------- -----------

    INCOME BEFORE INCOME TAXES                                     154          15      (90)%           433         791      83%
       Net gains/losses from businesses sold/held for sale         (59)        (17)      N/M              0        (583)     N/M
       Restructuring activities                                      0          (0)     (99)%            26          (6)     N/M
                                                            ----------- -----------              ----------- -----------
    Underlying pre-tax profit                                       95          (2)      N/M            458         202     (56)%
                                                            ----------- -----------              ----------- -----------

    ADDITIONAL INFORMATION

    Employees (full-time equivalent, at period end)              4,064       4,028       (29)%        5,705       4,028     (29)%

    Cost/income ratio                                               79%         91%       10 ppt         85%         70%    (15)ppt
    Underlying cost/income ratio                                    90%         95%       13 ppt         84%         92%      8 ppt
    Assets (at period end)                                           -       16,709      (33)%        25,098      16,709    (33)%
    Risk-weighted positions (BIS risk positions, at
     period end)                                                14,098       10,166      (21)%        12,949      10,166    (21)%
    Average active equity                                        1,368        1,289      (30)%         2,073       1,409    (32)%
    RoE(2)                                                          45%          5%      (28)ppt          21%         56%    35 ppt
    Underlying RoE(2)                                               28%         (1)%     (32)ppt          22%         14%    (8)ppt


1 Provision for off-balance sheet positions are reclassified from "Noninterest expenses" to "Provision for credit losses".

2    Based on average active equity.

PRIVATE CLIENTS AND ASSET MANAGEMENT                        (DEUTSCHE BANK LOGO)
(In EUR m.)


                                                                        1Q          2Q          3Q          4Q           1Q
                                                                       2002        2002        2002        2002         2003
                                                                   ----------- ----------- -----------  ----------  -----------
        Portfolio/fund management                                         510         757         734         729          616
        Brokerage                                                         431         403         330         351          427
        Loans/deposits                                                    615         602         599         609          597
        Payments, account & remaining financial services                  202         206         234         207          190
        Other                                                             880         714         118         288          163
                                                                   ----------- ----------- -----------  ----------  -----------
     TOTAL NET REVENUES                                                 2,639       2,681       2,014       2,184        1,992
                                                                   ----------- ----------- -----------  ----------  -----------
     Therein: Total net interest and trading revenues                     873         743         596         667          668
        Net gains/losses from businesses sold/held for sale                 0        (515)         (9)         13          (43)
        Policyholder benefits and claims(1)                              (640)        (30)         (4)        (11)          (8)
                                                                   ----------- ----------- -----------  ----------  -----------
     Underlying revenues                                                1,999       2,136       2,002       2,186        1,941
                                                                   ----------- ----------- -----------  ----------  -----------

     PROVISION FOR LOAN LOSSES                                            (54)        (47)        (78)        (45)         (98)
        Provision for off-balance sheet positions(2)                        0          (1)          1           1           (1)
                                                                   ----------- ----------- -----------  ----------  -----------
     Total provision for credit losses                                    (53)        (48)        (77)        (44)         (98)
                                                                   ----------- ----------- -----------  ----------  -----------

     TOTAL NONINTEREST EXPENSES                                        (2,667)     (1,931)     (1,749)     (1,731)      (1,619)
                                                                   ----------- ----------- -----------  ----------  -----------
     Therein: Severance payments                                          (21)        (59)        (19)        (38)         (36)

        Minority interest                                                 (18)         (7)          1          (8)          (3)
        Restructuring activities                                         (246)          0           0           6            0
        Goodwill impairment                                                 0           0           0           0            0
        Policyholder benefits and claims(1)                              (640)        (30)         (4)        (11)          (8)
        Provision for off-balance sheet positions(2)                        0          (1)          1           1           (1)
                                                                   ----------- ----------- -----------  ----------  -----------
     Operating cost base                                               (1,762)     (1,894)     (1,747)     (1,720)      (1,608)
                                                                   ----------- ----------- -----------  ----------  -----------

     INCOME BEFORE INCOME TAXES                                           (81)        703         187         407          275
        Net gains/losses from businesses sold/held for sale                 0        (515)         (9)         13          (43)
        Restructuring activities                                          246           0           0          (6)           0
                                                                   ----------- ----------- -----------  ----------  -----------
     Underlying pre-tax profit                                            165         188         178         414          232
                                                                   ----------- ----------- -----------  ----------  -----------

     ADDITIONAL INFORMATION

     Employees (full-time equivalent, at period end)                   43,873      44,922      43,729      41,512       39,019

     Compensation and benefits                                         (1,019)     (1,084)     (1,033)       (930)        (902)
     Non-compensation noninterest expenses                             (1,648)       (847)       (715)       (801)        (717)
     Non-compensation operating cost base                                (743)       (809)       (714)       (790)        (706)

     Cost/income ratio                                                    101%         72%         87%         79%          81%
     Underlying cost/income ratio                                          88%         89%         87%         79%          83%
     Assets (at period end)                                                 -           -           -     109,394            -
     Risk-weighted positions (BIS risk positions, at period end)       58,620      60,635      61,252      59,490       62,103
     Average active equity                                              6,357       8,256       8,664       8,123        8,075
     RoE(3)                                                                (5)%        34%          9%         20%          14%
     Underlying RoE(3)                                                     10%          9%          8%         20%          11%

     Invested Assets (at period end, in bn)                             1,005       1,114       1,042       1,011          892

                                                                        2Q          3Q          4Q     4Q 2003 VS.
                                                                       2003        2003        2003      4Q 2002
                                                                   ----------- ----------- ----------- -----------
        Portfolio/fund management                                         642         652         706     (3)%
        Brokerage                                                         397         409         359     2%
        Loans/deposits                                                    576         555         602     (1)%
        Payments, account & remaining financial services                  201         217         215     4%
        Other                                                             181         253         270     (6)%
                                                                   ----------- ----------- -----------
     TOTAL NET REVENUES                                                 1,998       2,085       2,152     (1)%
                                                                   ----------- ----------- -----------
     Therein: Total net interest and trading revenues                     631         697         667     (0)%
        Net gains/losses from businesses sold/held for sale               (12)         (0)          4    (72)%
        Policyholder benefits and claims(1)                                (8)        (11)          6     N/M
                                                                   ----------- ----------- -----------
     Underlying revenues                                                1,977       2,074       2,162     (1)%
                                                                   ----------- ----------- -----------

     PROVISION FOR LOAN LOSSES                                            (74)        (52)       (100)   121%
        Provision for off-balance sheet positions(2)                       (3)          4           3    159%
                                                                   ----------- ----------- -----------
     Total provision for credit losses                                    (77)        (49)        (97)   120%
                                                                   ----------- ----------- -----------

     TOTAL NONINTEREST EXPENSES                                        (1,638)     (1,703)     (1,770)    2%
                                                                   ----------- ----------- -----------
     Therein: Severance payments                                         (121)       (110)       (127)    N/M

        Minority interest                                                 (10)         (0)         (2)   (78)%
        Restructuring activities                                            0           0           0     N/M
        Goodwill impairment                                                 0           0           0     N/M
        Policyholder benefits and claims(1)                                (8)        (11)          6     N/M
        Provision for off-balance sheet positions(2)                       (3)          4           3    159%
                                                                   ----------- ----------- -----------
     Operating cost base                                               (1,617)     (1,696)     (1,778)    3%
                                                                   ----------- ----------- -----------

     INCOME BEFORE INCOME TAXES                                           286         329         281    (31)%
        Net gains/losses from businesses sold/held for sale               (12)         (0)          4    (72)%
        Restructuring activities                                            0           0           0     N/M
                                                                   ----------- ----------- -----------
     Underlying pre-tax profit                                            274         329         285    (31)%
                                                                   ----------- ----------- -----------

     ADDITIONAL INFORMATION

     Employees (full-time equivalent, at period end)                   37,923      37,509      36,843    (11)%

     Compensation and benefits                                           (955)     (1,003)     (1,012)     9%
     Non-compensation noninterest expenses                               (682)       (700)       (758)    (5)%
     Non-compensation operating cost base                                (661)       (693)       (766)    (3)%

     Cost/income ratio                                                     82%         82%         82%     3 ppt
     Underlying cost/income ratio                                          82%         82%         82%     4 ppt
     Assets (at period end)                                                 -           -     124,606     14%
     Risk-weighted positions (BIS risk positions, at period end)       62,682      63,366      63,414      7%
     Average active equity                                              7,889       7,946       7,468     (8)%
     RoE(3)                                                                14%         17%         15%    (5)ppt
     Underlying RoE(3)                                                     14%         17%         15%    (5)ppt

     Invested Assets (at period end, in bn)                               899         892         872    (14)%

                                                                          FY          FY      FY 2003 VS.
                                                                         2002        2003       FY 2002
                                                                     ----------- -----------  -----------
        Portfolio/fund management                                         2,730       2,615      (4)%
        Brokerage                                                         1,515       1,591      5%
        Loans/deposits                                                    2,425       2,330      (4)%
        Payments, account & remaining financial services                    849         823      (3)%
        Other                                                             2,000         867     (57)%
                                                                     ----------- -----------
     TOTAL NET REVENUES                                                   9,518       8,226     (14)%
                                                                     ----------- -----------
     Therein: Total net interest and trading revenues                     2,878       2,663      (7)%
        Net gains/losses from businesses sold/held for sale                (511)        (51)    (90)%
        Policyholder benefits and claims(1)                                (685)        (21)    (97)%
                                                                     ----------- -----------
     Underlying revenues                                                  8,323       8,154      (2)%
                                                                     ----------- -----------

     PROVISION FOR LOAN LOSSES                                             (224)       (325)     45%
        Provision for off-balance sheet positions(2)                          1           3     153%
                                                                     ----------- -----------
     Total provision for credit losses                                     (223)       (321)     44%
                                                                     ----------- -----------

     TOTAL NONINTEREST EXPENSES                                          (8,078)     (6,730)    (17)%
                                                                     ----------- -----------
     Therein: Severance payments                                           (136)       (393)    188%

        Minority interest                                                   (32)        (15)    (53)%
        Restructuring activities                                           (240)          0     (100)%
        Goodwill impairment                                                   0           0      N/M
        Policyholder benefits and claims(1)                                (685)        (21)    (97)%
        Provision for off-balance sheet positions(2)                          1           3     153%
                                                                     ----------- -----------
     Operating cost base                                                 (7,123)     (6,698)     (6)%
                                                                     ----------- -----------

     INCOME BEFORE INCOME TAXES                                           1,215       1,172      (4)%
        Net gains/losses from businesses sold/held for sale                (511)        (51)    (90)%
        Restructuring activities                                            240           0     (100)%
                                                                     ----------- -----------
     Underlying pre-tax profit                                              945       1,119      18%
                                                                     ----------- -----------

     ADDITIONAL INFORMATION

     Employees (full-time equivalent, at period end)                     41,512      36,843     (11)%

     Compensation and benefits                                           (4,067)     (3,873)     (5)%
     Non-compensation noninterest expenses                               (4,012)     (2,857)    (29)%
     Non-compensation operating cost base                                (3,056)     (2,826)     (8)%

     Cost/income ratio                                                       85%         82%     (3)ppt
     Underlying cost/income ratio                                            86%         82%     (3)ppt
     Assets (at period end)                                             109,394     124,606      14%
     Risk-weighted positions (BIS risk positions, at period end)         59,490      63,414       7%
     Average active equity                                                7,850       7,844      (0)%
     RoE(3)                                                                  15%         15%     (1)ppt
     Underlying RoE(3)                                                       12%         14%      2 ppt

     Invested Assets (at period end, in bn)                               1,011         872     (14)%


1 Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

2 Provision for off-balance sheet positions are reclassified from "Noninterest expenses" to "Provision for credit losses".

3    Based on average active equity.

PRIVATE CLIENTS AND ASSET MANAGEMENT                        (DEUTSCHE BANK LOGO)
Asset and Wealth Management
(In EUR m.)


                                                             1Q          2Q          3Q          4Q             1Q          2Q
                                                            2002        2002        2002        2002           2003        2003
                                                            -------- ----------- ----------- -----------    ----------- -----------
       Portfolio/fund management (AM)                           362         597         608         598            511         539
       Portfolio/fund management (PWM)                           81          92          87          78             70          68
                                                            -------- ----------- ----------- -----------    ----------- -----------
    Portfolio/fund management                                   443         689         695         676            581         607
                                                            -------- ----------- ----------- -----------    ----------- -----------

       Brokerage                                                184         186         154         156            153         160
       Loans/deposits                                            43          45          38          41             35          35
       Payments, account & remaining financial services           2           2           2           3              3           3
       Other                                                     58          88          50         192            118          70
                                                            -------- ----------- ----------- -----------    ----------- -----------
    TOTAL NET REVENUES                                          731       1,010         938       1,068            889         875
                                                            -------- ----------- ----------- -----------    ----------- -----------
       Net gains/losses from businesses sold/held for sale        0          (8)          0           0            (43)        (12)
       Policyholder benefits and claims(1)                      (11)         (8)         (5)        (11)            (8)         (8)
                                                            -------- ----------- ----------- -----------    ----------- -----------
    Underlying revenues                                         720         993         934       1,057            838         855
                                                            -------- ----------- ----------- -----------    ----------- -----------

    PROVISION FOR LOAN LOSSES                                     0          (0)        (22)         (2)            (3)         (2)
       Provision for off-balance sheet positions(2)              (0)         (0)         (0)          0             (0)         (1)
                                                            -------- ----------- ----------- -----------    ----------- -----------
    Total provision for credit losses                             0          (0)        (22)         (2)            (3)         (3)
                                                            -------- ----------- ----------- -----------    ----------- -----------

    TOTAL NONINTEREST EXPENSES                                 (704)       (909)       (880)       (810)          (739)       (750)
                                                            -------- ----------- ----------- -----------    ----------- -----------
    Therein: Severance payments                                  (7)        (30)        (17)        (33)           (10)        (22)

       Minority interest                                        (13)         (4)          0          (8)            (3)         (9)
       Restructuring activities                                  (3)         (1)         (1)          5              0          (0)
       Goodwill impairment                                        0           0           0           0              0           0
       Policyholder benefits and claims(1)                      (11)         (8)         (5)        (11)            (8)         (8)
       Provision for off-balance sheet positions(2)              (0)         (0)         (0)          0             (0)         (1)
                                                            -------- ----------- ----------- -----------    ----------- -----------
    Operating cost base                                        (677)       (895)       (874)       (797)          (727)       (732)
                                                            -------- ----------- ----------- -----------    ----------- -----------

    INCOME BEFORE INCOME TAXES                                   27         101          37         256            147         123
       Net gains/losses from businesses sold/held for sale        0          (8)          0           0            (43)        (12)
       Restructuring activities                                   3           1           1          (5)            (0)          0
                                                            -------- ----------- ----------- -----------    ----------- -----------
    Underlying pre-tax profit                                    30          94          38         251            104         111
                                                            -------- ----------- ----------- -----------    ----------- -----------

    ADDITIONAL INFORMATION

    Employees (full-time equivalent, at period end)           6,776      10,488      10,038       9,823          9,082       8,826

    Cost/income ratio                                            96%         90%         94%         76%            83%         86%
    Underlying cost/income ratio                                 94%         90%         94%         75%            87%         86%
    Assets (at period end)                                        -           -           -      37,642              -           -
    Risk-weighted positions (BIS risk positions,
      at period end)                                         12,895      14,331      14,309      11,800         12,287      12,922
    Average active equity                                     4,903       6,663       7,054       6,726          6,627       6,308
    RoE(3)                                                        2%          6%          2%         15%             9%          8%
    Underlying RoE(3)                                             2%          6%          2%         15%             6%          7%

    Invested Assets (at period end, in bn)                      838         974         911         880            760         763

                                                                3Q          4Q      4Q 2003 VS.     FY          FY       FY 2003 VS.
                                                               2003        2003       4Q 2002      2002        2003        FY 2002
                                                            ----------- ----------- ----------- ----------- ----------- ------------
       Portfolio/fund management (AM)                              549         597      (0)%         2,165       2,195        1%
       Portfolio/fund management (PWM)                              67          76      (2)%           338         281      (17)%
                                                            ----------- -----------             ----------- -----------
    Portfolio/fund management                                      616         672      (1)%         2,503       2,476       (1)%
                                                            ----------- -----------             ----------- -----------

       Brokerage                                                   183         159      2%             680         654       (4)%
       Loans/deposits                                               30          28     (31)%           167         128      (23)%
       Payments, account & remaining financial services              3           3      20%              9          12       35%
       Other                                                       189         193       0%            388         570       47%
                                                            ----------- -----------             ----------- -----------
    TOTAL NET REVENUES                                           1,021       1,056      (1)%         3,747       3,841        3%
                                                            ----------- -----------             ----------- -----------
       Net gains/losses from businesses sold/held for sale          (0)          0      N/M             (8)        (55)      N/M
       Policyholder benefits and claims(1)                         (11)          6      N/M            (35)        (21)     (40)%
                                                            ----------- -----------             ----------- -----------
    Underlying revenues                                          1,010       1,062      0%           3,704       3,765        2%
                                                            ----------- -----------             ----------- -----------

    PROVISION FOR LOAN LOSSES                                        2           1      N/M            (23)         (2)     (90)%
       Provision for off-balance sheet positions(2)                  2           3      N/M             (0)          3       N/M
                                                            ----------- -----------             ----------- -----------
    Total provision for credit losses                                4           3      N/M            (23)          1       N/M
                                                            ----------- -----------             ----------- -----------

    TOTAL NONINTEREST EXPENSES                                    (788)       (847)     4%          (3,303)     (3,124)      (5)%
                                                            ----------- -----------             ----------- -----------
    Therein: Severance payments                                    (11)        (36)     10%            (87)        (79)      (9)%

       Minority interest                                             0          (2)    (76)%           (25)        (13)     (47)%
       Restructuring activities                                      0          (0)     N/M              0           0      (72)%
       Goodwill impairment                                           0           0      N/M              0           0       N/M
       Policyholder benefits and claims(1)                         (11)          6      N/M            (35)        (21)     (40)%
       Provision for off-balance sheet positions(2)                  2           3      N/M             (0)          3       N/M
                                                            ----------- -----------             ----------- -----------
    Operating cost base                                           (780)       (854)     7%          (3,243)     (3,092)      (5)%
                                                            ----------- -----------             ----------- -----------

    INCOME BEFORE INCOME TAXES                                     235         210     (18)%           421         715       70%
       Net gains/losses from businesses sold/held for sale          (0)          0      N/M             (8)        (55)      N/M
       Restructuring activities                                     (0)          0      N/M             (0)         (0)     (72)%
                                                            ----------- -----------             ----------- -----------
    Underlying pre-tax profit                                      234         210     (16)%           413         660       60%
                                                            ----------- -----------             ----------- -----------

    ADDITIONAL INFORMATION

    Employees (full-time equivalent, at period end)              8,681       8,692     (12)%         9,823        8,692     (12)%

    Cost/income ratio                                               77%         80%      5 ppt          88%          81%     (7)ppt
    Underlying cost/income ratio                                    77%         80%      5 ppt          88%          82%     (5)ppt
    Assets (at period end)                                           -      48,138      28%         37,642       48,138      28%
    Risk-weighted positions (BIS risk positions,
      at period end)                                            12,907      12,170       3%          11,800      12,170       3%
    Average active equity                                        6,398       5,961     (11)%          6,337       6,324       (0)%
    RoE(3)                                                          15%         14%     (1)ppt            7%         11%       5 ppt
    Underlying RoE(3)                                               15%         14%     (1)ppt            7%         10%       4 ppt

    Invested Assets (at period end, in bn)                         752         729     (17)%            880         729      (17)%


1 Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

2 Provision for off-balance sheet positions are reclassified from "Noninterest expenses" to "Provision for credit losses".

3    Based on average active equity.

PRIVATE CLIENTS AND ASSET MANAGEMENT                        (DEUTSCHE BANK LOGO)
Private & Business Clients
(In EUR m.)



                                                                       1Q                2Q                3Q               4Q
                                                                      2002              2002              2002             2002
                                                              -------------     -------------     -------------    -------------
    Portfolio/fund management                                           67                68                39               53
    Brokerage                                                          247               217               176              195
    Loans/deposits                                                     572               557               561              568
    Payments, account & remaining financial services                   200               204               232              204
    Other                                                              823               625                68               96
                                                              -------------     -------------     -------------    -------------
TOTAL NET REVENUES                                                   1,908             1,671             1,076            1,116
                                                              -------------     -------------     -------------    -------------
    Net gains/losses from businesses sold/held for sale                  0              (507)               (9)              13
    Policyholder benefits and claims(1)                               (630)              (21)                1                0
                                                              -------------     -------------     -------------    -------------
Underlying revenues                                                  1,279             1,143             1,068            1,129
                                                              -------------     -------------     -------------    -------------

PROVISION FOR LOAN LOSSES                                              (54)              (47)              (57)             (44)
    Provision for off-balance sheet positions(2)                         0                (1)                1                1
                                                              -------------     -------------     -------------    -------------
Total provision for credit losses                                      (54)              (48)              (56)             (43)
                                                              -------------     -------------     -------------    -------------

TOTAL NONINTEREST EXPENSES                                          (1,963)           (1,022)             (869)            (921)
                                                              -------------     -------------     -------------    -------------
Therein: Severance payments                                            (13)              (29)               (2)              (5)

    Minority interest                                                   (5)               (2)                1               (1)
    Restructuring activities                                          (243)                1                 1                1
    Goodwill impairment                                                  0                 0                 0                0
    Policyholder benefits and claims(1)                               (630)              (21)                1                0
    Provision for off-balance sheet positions(2)                         0                (1)                1                1
                                                              -------------     -------------     -------------    -------------
Operating cost base                                                 (1,085)             (999)             (873)            (923)
                                                              -------------     -------------     -------------    -------------

INCOME BEFORE INCOME TAXES                                            (109)              602               150              151
    Net gains/losses from businesses sold/held for sale                  0              (507)               (9)              13
    Restructuring activities                                           243                (1)               (1)              (1)
                                                              -------------     -------------     -------------    -------------
Underlying pre-tax profit                                              135                94               140              163
                                                              -------------     -------------     -------------    -------------

ADDITIONAL INFORMATION

Employees (full-time equivalent, at period end)                     25,191            21,884            21,403           20,802

Cost/income ratio                                                    103 %              61 %              81 %             83 %
Underlying cost/income ratio                                          85 %              87 %              82 %             82 %
Assets (at quarter end)                                                  -                 -                 -           74,039
Risk-weighted positions (BIS risk positions, at period end)         45,725            46,304            46,942           47,690
Average active equity                                                1,453             1,593             1,610            1,397
RoE(3)                                                                   (30)%           151 %              37 %             43 %
Underlying RoE(3)                                                     37 %              24 %              35 %             47 %

Invested Assets (at period end, in bn)                                 167               140               131              131

                                                                       1Q               2Q                3Q                4Q
                                                                      2003             2003              2003              2003
                                                              -------------    -------------     -------------     -------------
    Portfolio/fund management                                           35               34                36                34
    Brokerage                                                          274              237               226               200
    Loans/deposits                                                     561              541               525               574
    Payments, account & remaining financial services                   187              198               214               212
    Other                                                               45              111                64                77
                                                              -------------    -------------     -------------     -------------
TOTAL NET REVENUES                                                   1,102            1,122             1,065             1,096
                                                              -------------    -------------     -------------     -------------
    Net gains/losses from businesses sold/held for sale                  0                0                 0                 4
    Policyholder benefits and claims(1)                                  0                0                 0                 0
                                                              -------------    -------------     -------------     -------------
Underlying revenues                                                  1,102            1,122             1,065             1,100
                                                              -------------    -------------     -------------     -------------

PROVISION FOR LOAN LOSSES                                              (95)             (72)              (55)             (101)
    Provision for off-balance sheet positions(2)                      (0)              (1)                2                 0
                                                              -------------    -------------     -------------     -------------
Total provision for credit losses                                      (95)             (74)              (53)             (101)
                                                              -------------    -------------     -------------     -------------

TOTAL NONINTEREST EXPENSES                                            (880)            (888)             (915)             (924)
                                                              -------------    -------------     -------------     -------------
Therein: Severance payments                                            (26)             (99)              (99)              (91)

    Minority interest                                                   (0)              (1)               (0)               (0)
    Restructuring activities                                             0                0                 0                 0
    Goodwill impairment                                                  0                0                 0                 0
    Policyholder benefits and claims(1)                                  0                0                 0                 0
    Provision for off-balance sheet positions(2)                        (0)              (1)                2                 0
                                                              -------------    -------------     -------------     -------------
Operating cost base                                                   (880)            (885)             (917)             (924)
                                                              -------------    -------------     -------------     -------------

INCOME BEFORE INCOME TAXES                                             128              162                95                71
    Net gains/losses from businesses sold/held for sale                  0                0                 0                 4
    Restructuring activities                                             0                0                 0                 0
                                                              -------------    -------------     -------------     -------------
Underlying pre-tax profit                                              127              162                95                75
                                                              -------------    -------------     -------------     -------------

ADDITIONAL INFORMATION

Employees (full-time equivalent, at period end)                     19,936           19,264            19,170            18,786

Cost/income ratio                                                     80 %             79 %              86 %              84 %
Underlying cost/income ratio                                          80 %             79 %              86 %              84 %
Assets (at quarter end)                                                  -                -                 -            78,477
Risk-weighted positions (BIS risk positions, at period end)         49,816           49,761            50,459            51,244
Average active equity                                                1,448            1,581             1,547             1,506
RoE(3)                                                                  35 %             41 %              25 %              19 %
Underlying RoE(3)                                                     35 %             41 %              25 %              20 %

Invested Assets (at period end, in bn)                                 132              136               139               143


                                                               4Q 2003 VS.              FY                FY          FY 2003 VS.
                                                                 4Q 2002               2002              2003          FY 2002
                                                               -----------      -------------     -------------       -----------

    Portfolio/fund management                                      (36)%                 227               139           (39)%
    Brokerage                                                       2 %                  835               937           12 %
    Loans/deposits                                                  1 %                2,258             2,202           (2)%
    Payments, account & remaining financial services                4 %                  840               811           (3)%
    Other                                                          (20)%               1,612               297           (82)%
                                                                                -------------     -------------
TOTAL NET REVENUES                                                  (2)%               5,772             4,385           (24)%
                                                                                -------------     -------------
    Net gains/losses from businesses sold/held for sale            (73)%                (503)                4            N/M
    Policyholder benefits and claims(1)                             N/M                 (650)                0            N/M
                                                                                -------------     -------------
Underlying revenues                                                 (3)%               4,619             4,389           (5)%
                                                                                -------------     -------------

PROVISION FOR LOAN LOSSES                                          131 %                (201)             (322)          60 %
    Provision for off-balance sheet positions(2)                   (67)%                   1                 1           (61)%
                                                                                -------------     -------------
Total provision for credit losses                                  136 %                (200)             (322)          61 %
                                                                                -------------     -------------

TOTAL NONINTEREST EXPENSES                                          0 %               (4,776)           (3,607)          (24)%
                                                                                -------------     -------------
Therein: Severance payments                                         N/M                  (49)             (314)           N/M

    Minority interest                                              (93)%                  (7)               (2)          (75)%
    Restructuring activities                                       (100)%               (240)                0          (100)%
    Goodwill impairment                                             N/M                    0                 0            N/M
    Policyholder benefits and claims(1)                             N/M                 (650)                0            N/M
    Provision for off-balance sheet positions(2)                   (67)%                   1                 1           (61)%
                                                                                -------------     -------------
Operating cost base                                                 0 %               (3,880)           (3,606)          (7)%
                                                                                -------------     -------------

INCOME BEFORE INCOME TAXES                                         (53)%                 794               456           (43)%
    Net gains/losses from businesses sold/held for sale            (73)%                (503)                4            N/M
    Restructuring activities                                       (100)%                240                 0          (100)%
                                                                                -------------     -------------
Underlying pre-tax profit                                          (54)%                 532               459           (14)%
                                                                                -------------     -------------

ADDITIONAL INFORMATION

Employees (full-time equivalent, at period end)                    (10)%              20,802            18,786           (10)%

Cost/income ratio                                                  2 ppt                83 %              82 %          (1)ppt
Underlying cost/income ratio                                       2 ppt                84 %              82 %          (2)ppt
Assets (at quarter end)                                             6 %               74,039            78,477            6 %
Risk-weighted positions (BIS risk positions, at period end)         7 %               47,690            51,244            7 %
Average active equity                                               8 %                1,513             1,521            0 %
RoE(3)                                                              (24)ppt               52 %              30 %          (22)ppt
Underlying RoE(3)                                                 (27)ppt               35 %              30 %          (5)ppt

Invested Assets (at period end, in bn)                              10 %                 131               143           10 %

1 Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

2 Provision for off-balance sheet positions are reclassified from "Noninterest expenses" to "Provision for credit losses".

3     Based on average active equity.

CORPORATE INVESTMENTS
(In EUR m.)
                                                            [DUETSCHE BANK LOGO]


                                                                      1Q               2Q               3Q                4Q
                                                                     2002             2002             2002              2002
                                                              --------------   --------------   --------------    -------------
NET REVENUES                                                          1,154            1,603              191               52
Therein: Net interest and trading revenues                               76              185              (67)            (222)
    Net gains/losses on securities available for
      sale/industrial holdings incl. hedging                         (1,059)          (2,045)             (21)            (533)
    Significant equity pick ups / net gains/losses from
      investments(1)                                                      0              497              334              366
    Net gains/losses from businesses sold/held for sale                   0              302             (390)              70
    Net gains/losses on sale of premises                                  0                0                0                0
                                                              --------------   --------------   --------------    -------------
Underlying revenues                                                      95              356              114              (45)
                                                              --------------   --------------   --------------    -------------

REPORTED PROVISION FOR LOAN LOSSES                                      (48)             (37)             (32)             (39)
    Provision for off-balance sheet positions(2)                         (0)               4               (0)               7
                                                              --------------   --------------   --------------    -------------
Total provision for credit losses                                       (48)             (33)             (32)             (31)
                                                              --------------   --------------   --------------    -------------

REPORTED NONINTEREST EXPENSES                                          (307)            (314)            (265)            (396)
                                                              --------------   --------------   --------------    -------------
Therein: Severance payments                                              (1)             (10)              (1)              (8)

    Minority interest                                                     1                3                5              (11)
    Restructuring activities                                             (1)               0                0                0
    Goodwill impairment                                                   0                0                0              (62)
    Provision for off-balance sheet positions(2)                         (0)               4               (0)               7
                                                              --------------   --------------   --------------    -------------
Operating Cost base                                                    (307)            (321)            (270)            (330)
                                                              --------------   --------------   --------------    -------------

REPORTED INCOME (LOSS) BEFORE INCOME TAXES                              799            1,252             (106)            (383)
    Net gains/losses on securities available for
      sale/industrial holdings incl. hedging                         (1,059)          (2,045)             (21)            (533)
    Significant equity pick ups / net gains/losses from
      investments(1)                                                      0              497              334              366
    Net gains/losses from businesses sold/held for sale                   0              302             (390)              70
    Net gains/losses on sale of premises                                  0                0                0                0
    Goodwill impairment                                                   0                0                0               62
    Restructuring activities                                              1                0                0                0
                                                              --------------   --------------   --------------    -------------
Underlying pre-tax profit (loss)                                       (259)               6             (183)            (418)
                                                              --------------   --------------   --------------    -------------


                                                                      1Q               2Q                3Q               4Q
                                                                     2003             2003              2003             2003
                                                              --------------   --------------    --------------   --------------
NET REVENUES                                                         (1,068)              81                 9               61
Therein: Net interest and trading revenues                              (23)              56               (47)               8
    Net gains/losses on securities available for
      sale/industrial holdings incl. hedging                            392              (45)              (33)            (130)
    Significant equity pick ups / net gains/losses from
      investments(1)                                                    715              169                38               16
    Net gains/losses from businesses sold/held for sale                  47               61                25                7
    Net gains/losses on sale of premises                                  0                0                 0              107
                                                              --------------   --------------    --------------   --------------
Underlying revenues                                                      86              267                39               61
                                                              --------------   --------------    --------------   --------------

REPORTED PROVISION FOR LOAN LOSSES                                      (20)              (7)               (9)              (0)
    Provision for off-balance sheet positions(2)                         (0)               1                 1                0
                                                              --------------   --------------    --------------   --------------
Total provision for credit losses                                       (20)              (6)               (8)              (0)
                                                              --------------   --------------    --------------   --------------

REPORTED NONINTEREST EXPENSES                                          (342)            (227)              (91)            (101)
                                                              --------------   --------------    --------------   --------------
Therein: Severance payments                                              (6)             (11)                1               (4)

    Minority interest                                                    12                1                 8               10
    Restructuring activities                                              0                0                 0                0
    Goodwill impairment                                                (114)               0                 0                0
    Provision for off-balance sheet positions(2)                         (0)               1                 1                0
                                                              --------------   --------------    --------------   --------------
Operating Cost base                                                    (239)            (230)             (100)            (111)
                                                              --------------   --------------    --------------   --------------

REPORTED INCOME (LOSS) BEFORE INCOME TAXES                           (1,429)            (153)              (91)             (40)
    Net gains/losses on securities available for
      sale/industrial holdings incl. hedging                            392              (45)              (33)            (130)
    Significant equity pick ups / net gains/losses from
      investments(1)                                                    715              169                38               16
    Net gains/losses from businesses sold/held for sale                  47               61                25                7
    Net gains/losses on sale of premises                                  0                0                 0              107
    Goodwill impairment                                                 114                0                 0                0
    Restructuring activities                                              0                0                 0                0
                                                              --------------   --------------    --------------   --------------
Underlying pre-tax profit (loss)                                       (161)              32               (61)             (41)
                                                              --------------   --------------    --------------   --------------


                                                              4Q 2003 VS.          FY              FY          FY 2003 VS.
                                                                4Q 2002           2002            2003           FY 2002
                                                              -----------   -------------    ------------   ----------------
NET REVENUES                                                     18 %              3,000            (916)          N/M
Therein: Net interest and trading revenues                        N/M                (29)             (6)         (79)%
    Net gains/losses on securities available for
      sale/industrial holdings incl. hedging                     (76)%            (3,659)            184           N/M
    Significant equity pick ups / net gains/losses from
      investments(1)                                             (96)%             1,197             938          (22)%
    Net gains/losses from businesses sold/held for sale          (90)%               (18)            141           N/M
    Net gains/losses on sale of premises                          N/M                  0             107           N/M
                                                                            -------------    ------------
Underlying revenues                                               N/M                520             452          (13)%
                                                                            -------------    ------------

REPORTED PROVISION FOR LOAN LOSSES                               (99)%              (155)            (36)         (77)%
    Provision for off-balance sheet positions(2)                 (99)%                11               2          (84)%
                                                                            -------------    ------------
Total provision for credit losses                               (100)%              (144)            (35)         (76)%
                                                                            -------------    ------------

REPORTED NONINTEREST EXPENSES                                    (74)%            (1,282)           (761)         (41)%
                                                                            -------------    ------------
Therein: Severance payments                                      (50)%               (19)            (20)          4 %

    Minority interest                                             N/M                 (3)             31           N/M
    Restructuring activities                                      N/M                 (1)              0           N/M
    Goodwill impairment                                         (100)%               (62)           (114)          84 %
    Provision for off-balance sheet positions(2)                 (99)%                11               2          (84)%
                                                                            -------------    ------------
Operating Cost base                                              (66)%            (1,228)           (681)         (45)%
                                                                            -------------    ------------

REPORTED INCOME (LOSS) BEFORE INCOME TAXES                       (89)%             1,563          (1,714)          N/M
    Net gains/losses on securities available for
      sale/industrial holdings incl. hedging                     (76)%            (3,659)            184           N/M
    Significant equity pick ups / net gains/losses from
      investments(1)                                             (96)%             1,197             938          (22)%
    Net gains/losses from businesses sold/held for sale          (90)%               (18)            141           N/M
    Net gains/losses on sale of premises                          N/M                  0             107           N/M
    Goodwill impairment                                         (100)%                62             114           84 %
    Restructuring activities                                      N/M                  1               0           N/M
                                                                            -------------    ------------
Underlying pre-tax profit (loss)                                 (90)%              (855)           (232)         (73)%
                                                                            -------------    ------------

1 Includes net gains/losses from significant equity method investments and other significant investments.

2 Provision for off-balance sheet positions are reclassified from "Noninterest expenses" to "Provision for credit losses".

CREDIT RISK                                                 (DEUTSCHE BANK LOGO)
(In EUR m.)



                                                                      1Q               2Q               3Q               4Q
                                                                     2002             2002             2002             2002
                                                              --------------   --------------   --------------   --------------
ALLOWANCES FOR ON-BALANCE SHEET POSITIONS
BALANCE, BEGINNING OF PERIOD                                          5,585            5,377            4,883            4,616
                                                              --------------   --------------   --------------   --------------

Provision for loan losses                                               270              588              753              480

NET CHARGE-OFFS                                                        (503)            (847)            (645)            (621)
                                                              --------------   --------------   --------------   --------------
    Charge-offs                                                        (520)            (867)            (672)            (669)
    Recoveries                                                           17               20               27               48

Allowance related to acquisitions/divestitures                            0               (3)            (395)             (23)
Foreign currency translation                                             25             (232)              20             (135)
                                                              --------------   --------------   --------------   --------------

BALANCE, END OF PERIOD                                                5,377            4,883            4,616            4,317
                                                              --------------   --------------   --------------   --------------
                                                              --------------   --------------   --------------   --------------

ALLOWANCES FOR OFF-BALANCE SHEET POSITIONS

BALANCE, BEGINNING OF PERIOD                                            496              611              525              555
                                                              --------------   --------------   --------------   --------------

Provision for credit losses on lending-related commitments              114              (77)              37              (57)
Net charge-offs                                                           0                0               (6)               6
Allowance related to acquisitions/divestitures                            0                0               (1)             (10)
Foreign currency translation                                              1               (9)               0               (9)
                                                              --------------   --------------   --------------   --------------

BALANCE, END OF PERIOD                                                  611              525              555              485
                                                              --------------   --------------   --------------   --------------
                                                              --------------   --------------   --------------   --------------

TOTAL PROVISION FOR CREDIT LOSSES(1,2)                                  384              511              790              423

TOTAL PROBLEM LOANS (AT PERIOD END)                                  11,880           11,523           10,513           10,799

TOTAL LOANS (AT PERIOD END)                                         263,100          252,570          192,049          171,619



                                                                      1Q               2Q               3Q                4Q
                                                                     2003             2003             2003              2003
                                                              --------------   --------------   --------------    -------------
ALLOWANCES FOR ON-BALANCE SHEET POSITIONS
BALANCE, BEGINNING OF PERIOD                                          4,317            3,915            3,883            3,432
                                                              --------------   --------------   --------------    -------------

Provision for loan losses                                               380              340              174              219

NET CHARGE-OFFS                                                        (602)            (298)            (589)            (238)
                                                              --------------   --------------   --------------    -------------
    Charge-offs                                                        (633)            (329)            (646)            (286)
    Recoveries                                                           31               31               57               48

Allowance related to acquisitions/divestitures                         (104)               0                4               (5)
Foreign currency translation                                            (76)             (74)             (40)            (127)
                                                              --------------   --------------   --------------    -------------

BALANCE, END OF PERIOD                                                3,915            3,883            3,432            3,281
                                                              --------------   --------------   --------------    -------------
                                                              --------------   --------------   --------------   --------------

ALLOWANCES FOR OFF-BALANCE SHEET POSITIONS

BALANCE, BEGINNING OF PERIOD                                            485              446              441              453
                                                              --------------   --------------   --------------    -------------

Provision for credit losses on lending-related commitments              (30)              (7)              17              (30)
Net charge-offs                                                           -                -                -                -
Allowance related to acquisitions/divestitures                           (3)               7               (3)               -
Foreign currency translation                                             (6)              (5)              (2)              (7)
                                                              --------------   --------------   --------------    -------------

BALANCE, END OF PERIOD                                                  446              441              453              416
                                                              --------------   --------------   --------------    -------------

TOTAL PROVISION FOR CREDIT LOSSES(1,2)                                  350              333              191              189

TOTAL PROBLEM LOANS (AT PERIOD END)                                   9,311            8,385            7,249            6,623

TOTAL LOANS (AT PERIOD END)                                         171,439          164,901          165,546          148,227



                                                               4Q 2003 VS.            FY               FY         FY 2003 VS.
                                                                 4Q 2002             2002             2003          FY 2002
                                                              -------------   --------------   --------------    -------------
ALLOWANCES FOR ON-BALANCE SHEET POSITIONS
BALANCE, BEGINNING OF PERIOD                                      (26%)               5,585            4,317         (23%)
                                                                              --------------   --------------

Provision for loan losses                                         (54%)               2,091            1,113         (47%)

NET CHARGE-OFFS                                                   (62%)              (2,616)          (1,727)        (34%)
                                                                              --------------   --------------
    Charge-offs                                                   (57%)              (2,728)          (1,894)        (31%)
    Recoveries                                                      0%                  112              167          49%

Allowance related to acquisitions/divestitures                    (78%)                (421)            (105)        (75%)
Foreign currency translation                                       (6%)                (322)            (317)         (2%)
                                                                              --------------   --------------

BALANCE, END OF PERIOD                                            (24%)               4,317            3,281         (24%)
                                                                              --------------   --------------

ALLOWANCES FOR OFF-BALANCE SHEET POSITIONS

BALANCE, BEGINNING OF PERIOD                                      (18%)                 496              485          (2%)
                                                                              --------------   --------------

Provision for credit losses on lending-related commitments        (47%)                  17              (50)         N/M
Net charge-offs                                                    N/M                    0                0          N/M
Allowance related to acquisitions/divestitures                     N/M                  (11)               1          N/M
Foreign currency translation                                      (22%)                 (17)             (20)         18%
                                                                              --------------   --------------

BALANCE, END OF PERIOD                                            (14%)                 485              416         (14%)
                                                                              --------------   --------------

TOTAL PROVISION FOR CREDIT LOSSES(1,2)                            (55%)               2,108            1,063         (50%)

TOTAL PROBLEM LOANS (AT PERIOD END)                               (39%)

TOTAL LOANS (AT PERIOD END)                                       (14%)

1 Includes provision for loan losses and provision for credit losses on lending-related commitments.

2     Includes change in measurement of other inherent loss allowance.

REGULATORY CAPITAL AND MARKET RISK                          (DEUTSCHE BANK LOGO)
(In EUR m.)

                                        MAR 31,  JUN 30,  SEP 30,  DEC 31,    MAR 31,  JUN 30,  SEP 30,  DEC 31,     4Q 2003 VS.
                                         2002     2002     2002     2002       2003     2003     2003     2003         4Q 2002
                                        -------  -------  -------  -------    -------  -------  -------  -------     -----------
CAPITAL ACCORDING TO BIS

Tier I                                   27,190   26,757   23,946   22,742     22,936   23,205   21,560   21,618       (4.9%)

Tier II                                  12,973   10,160    8,150    7,120      8,433    8,528    8,333    8,253        15.9%

Tier III                                      -        -        -        -          -        -        -        -          -
                                        -------  -------  -------  -------    -------  -------  -------  -------

Total regulatory capital                 40,163   36,917   32,096   29,862     31,369   31,733   29,893   29,871        0.0%

BIS RISK POSITION AND CAPITAL
 ADEQUACY RATIOS

BIS risk position                       303,837  287,592  267,600  237,479    238,751  231,713  226,333  215,672       (9.2%)

BIS capital ratio (Tier I + II + III)     13.2%    12.8%    12.0%    12.6%      13.1%    13.7%    13.2%    13.9%       1.3 ppt

BIS core capital ratio (Tier I)            8.9%     9.3%     8.9%     9.6%       9.6%    10.0%     9.5%    10.0%       0.4 ppt

VALUE-AT-RISK (1)

Value-at-risk                             43.44    38.98    41.37    32.94      39.81    50.94    71.90    60.01        82.2%

Minimum value-at-risk (2)                 32.99    29.36    29.36    29.36      32.27    32.27    32.27    32.27        9.9%

Maximum value-at-risk (2)                 88.86    88.86    88.86    88.86      50.23    54.92    71.90    72.13       (18.8%)

Average value-at-risk (2)                 51.59    43.88    43.38    42.38      37.26    39.65    43.68    48.44        14.3%


1 All figures for 1-day holding period, 99% confidence level (CIB trading units only).

2 Amounts refer to the time period between January 1st and the respective end of the quarter.

RECONCILIATION OF GROUP REPORTED AND UNDERLYING RATIOS      (DEUTSCHE BANK LOGO)
(In EUR m.)



                                                                    1Q            2Q           3Q          4Q
                                                                   2002          2002         2002        2002
                                                              -----------   -----------   ----------  -----------
Compensation and benefits                                         (2,872)       (2,950)      (2,943)      (2,593)
Non-compensation noninterest expenses                             (3,135)       (2,376)      (1,949)      (2,089)
Non-compensation operating cost base                              (2,004)       (2,135)      (1,886)      (2,059)

AVERAGE TOTAL SHAREHOLDERS' EQUITY                                40,523        41,415       36,532       28,686
Average unrealized gains on securities available for
  sale, net of tax and average deferred taxes
  relating to 1999 and 2000 tax rate changes in
  Germany                                                         (8,882)       (8,156)      (3,926)       1,596
Average dividends                                                   (875)         (809)        (470)        (650)
AVERAGE ACTIVE EQUITY                                             30,765        32,452       32,133       29,632

Cost/income ratio                                                   80 %          66 %         90 %         87 %
Underlying cost/income ratio                                        84 %          80 %         90 %         89 %
Compensation ratio                                                  38 %          36 %         54 %         48 %
Underlying compensation ratio                                       49 %          47 %         55 %         49 %
Non-compensation ratio                                              42 %          29 %         36 %         39 %
Underlying non-compensation ratio                                   34 %          34 %         35 %         39 %

Profit margin                                                       17 %          27 %           (3)%        4 %
Underlying profit margin                                             9 %          11 %           (1)%        3 %

RoE pre-tax (based on average total shareholders'
  equity)                                                           13 %          21 %           (2)%        3 %
RoE pre-tax (based on average active equity)                        17 %          27 %           (2)%        3 %
Underlying RoE pre-tax (based on average active
  equity)                                                            7 %           9 %           (1)%        2 %

Equity turnover (based on average total
  shareholders' equity)                                             74 %          79 %         60 %         75 %
Equity turnover (based on average active equity)                    98 %         100 %         68 %         73 %
Underlying equity turnover (based on average active
  equity)                                                           76 %          78 %         67 %         71 %



                                                                   1Q         2Q          3Q          4Q
                                                                  2003       2003        2003        2003
                                                              ----------  ----------  ---------- ----------
Compensation and benefits                                        (2,582)     (2,801)     (2,584)    (2,528)
Non-compensation noninterest expenses                            (1,798)     (1,673)     (1,648)    (1,785)
Non-compensation operating cost base                             (1,695)     (1,658)     (1,591)    (1,818)

AVERAGE TOTAL SHAREHOLDERS' EQUITY                               30,259      29,841      28,424     27,234
Average unrealized gains on securities available for
  sale, net of tax and average deferred taxes
  relating to 1999 and 2000 tax rate changes in
  Germany                                                            (5)       (259)     (1,407)    (1,566)
Average dividends                                                  (875)     (1,118)       (372)      (658)
AVERAGE ACTIVE EQUITY                                            29,379      28,464      26,646     25,010

Cost/income ratio                                                  88 %        76 %        82 %       83 %
Underlying cost/income ratio                                       77 %        74 %        82 %       84 %
Compensation ratio                                                 52 %        47 %        50 %       49 %
Underlying compensation ratio                                      46 %        46 %        51 %       49 %
Non-compensation ratio                                             36 %        28 %        32 %       34 %
Underlying non-compensation ratio                                  30 %        27 %        31 %       35 %

Profit margin                                                       5 %        18 %        15 %       13 %
Underlying profit margin                                           17 %        20 %        14 %       13 %

RoE pre-tax (based on average total shareholders'
  equity)                                                           3 %        15 %        11 %       10 %
RoE pre-tax (based on average active equity)                        3 %        15 %        11 %       11 %
Underlying RoE pre-tax (based on average active
  equity)                                                          13 %        17 %        11 %       11 %

Equity turnover (based on average total
  shareholders' equity)                                            66 %        79 %        73 %       76 %
Equity turnover (based on average active equity)                   68 %        83 %        77 %       83 %
Underlying equity turnover (based on average active
  equity)                                                          76 %        85 %        76 %       83 %



                                                              4Q 2003 VS.     FY           FY          FY      FY 2003 VS.
                                                                4Q 2002      2001         2002        2003       FY 2002
                                                              -----------   ---------  ---------   ---------   -----------
Compensation and benefits                                        (3)%        (13,360)   (11,358)    (10,495)      (8)%
Non-compensation noninterest expenses                            (15)%       (13,354)    (9,549)     (6,904)      (28)%
Non-compensation operating cost base                             (12)%        (9,131)    (8,084)     (6,762)      (16)%

AVERAGE TOTAL SHAREHOLDERS' EQUITY                               (5)%         42,094     36,789      28,940       (21)%
Average unrealized gains on securities available for
  sale, net of tax and average deferred taxes
  relating to 1999 and 2000 tax rate changes in
  Germany                                                         N/M        (10,622)    (4,842)       (810)      (83)%
Average dividends                                                 1 %           (694)      (701)       (756)       8 %
AVERAGE ACTIVE EQUITY                                            (16)%        30,778     31,246      27,374       (12)%

Cost/income ratio                                               (4)ppt          88 %       79 %        82 %       3 ppt
Underlying cost/income ratio                                    (5)ppt          89 %       85 %        79 %      (6)ppt
Compensation ratio                                               1 ppt          45 %       43 %        49 %       6 ppt
Underlying compensation ratio                                    0 ppt          53 %       50 %        48 %      (2)ppt
Non-compensation ratio                                          (5)ppt          45 %       36 %        32 %       4 ppt
Underlying non-compensation ratio                               (4)ppt          36 %       36 %        31 %      (5)ppt

Profit margin                                                    9 ppt           6 %       13 %        13 %      (0)ppt
Underlying profit margin                                        10 ppt           7 %        6 %        16 %      10 ppt

RoE pre-tax (based on average total shareholders'
  equity)                                                        7 ppt           4 %       10 %        10 %       0 ppt
RoE pre-tax (based on average active equity)                     8 ppt           6 %       11 %        10 %      (1)ppt
Underlying RoE pre-tax (based on average active
  equity)                                                        9 ppt           5 %        4 %        13 %       9 ppt

Equity turnover (based on average total
  shareholders' equity)                                          1 ppt          70 %       72 %        73 %       1 ppt
Equity turnover (based on average active equity)                10 ppt          96 %       85 %        78 %      (7)ppt
Underlying equity turnover (based on average active
  equity)                                                       12 ppt          82 %       73 %        80 %       7 ppt

DEFINITIONS OF CERTAIN FINANCIAL MEASURES                   (DEUTSCHE BANK LOGO)




In our presentation of results, we use the following terms with the following meanings:


UNDERLYING REVENUES: Reported net revenues less net gains/losses from businesses sold or held for sale and securities available for sale/industrial holdings (including hedging), significant equity pick-ups/net gains/losses from investments, net gains/losses on the sale of premises and policyholder benefits and claims (reclassified from noninterest expenses).

TOTAL PROVISION FOR CREDIT LOSSES: Reported provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses), less change in measurement of other inherent loss allowance.

OPERATING COST BASE: Reported noninterest expenses less restructuring activities, goodwill impairment/amortization, minority interest, policyholder benefits and claims (reclassified to underlying revenues) and provision for off-balance sheet positions (reclassified to provision for credit losses).

UNDERLYING PRE-TAX PROFIT: Reported income before income taxes less net gains/losses from businesses sold or held for sale and securities available for sale/industrial holdings (including hedging), significant equity pick-ups/ net gains/losses from investments, net gains/losses on the sale of premises, restructuring activities, goodwill impairment/amortization and change in measurement of other inherent loss allowance. Note that UNDERLYING PRE-TAX PROFIT also equals UNDERLYING REVENUES, less OPERATING COST BASE, TOTAL PROVISION FOR CREDIT LOSSES and minority interest (which is excluded from the calculation of operating cost base).

AVERAGE ACTIVE EQUITY: The portion of our adjusted average total shareholders' equity that has been allocated to our segments pursuant to our capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the economic risk position of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized gains on securities available for sale, net of tax, average deferred taxes accumulated due to changes in effective tax rates and the reversing effect and average dividends.



COST/INCOME RATIO: Noninterest expenses as a percentage of reported net revenues.

UNDERLYING COST/INCOME RATIO: Operating cost base as a percentage of underlying revenues.

COMPENSATION RATIO: Compensation and benefits as a percentage of reported net revenues.

UNDERLYING COMPENSATION RATIO: Compensation and benefits as a percentage of underlying revenues.

DEFINITIONS OF CERTAIN FINANCIAL MEASURES                   (DEUTSCHE BANK LOGO)


NON-COMPENSATION RATIO: Noninterest expenses less compensation and benefits (non-compensation noninterest expenses) as a percentage of reported net revenues.

UNDERLYING NON-COMPENSATION RATIO: Operating cost base less compensation and benefits (non-compensation operating cost base) as a percentage of underlying revenues.

PROFIT MARGIN: Income before income taxes as a percentage of reported net revenue.

UNDERLYING PROFIT MARGIN: Underlying pre-tax profit as a percentage of underlying revenues.

RETURN ON EQUITY PRE-TAX (BASED ON AVERAGE TOTAL SHAREHOLDERS' EQUITY): Income before income taxes (annualized) as a percentage of average total shareholders' equity.

RETURN ON EQUITY PRE-TAX (BASED ON AVERAGE ACTIVE EQUITY): Income before income taxes (annualized) as a percentage of average active equity.

UNDERLYING RETURN ON EQUITY PRE-TAX (BASED ON AVERAGE ACTIVE EQUITY): Underlying pre-tax profit (annualized) as a percentage of average active equity.

EQUITY TURNOVER (BASED ON AVERAGE TOTAL SHAREHOLDERS' EQUITY): Net revenues (annualized) as a percentage of average total shareholders' equity.

EQUITY TURNOVER (BASED ON AVERAGE ACTIVE EQUITY): Net revenues (annualized) as a percentage of average active equity.

UNDERLYING EQUITY TURNOVER (BASED ON AVERAGE ACTIVE EQUITY): Underlying revenues (annualized) as a percentage of average active equity.

Management uses these measures as part of the internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the Group and its businesses and period-to-period trends. We are disclosing such measures to provide investors and analysts with further insight into how our management operates our business and to enable them to better understand our discussion of results.